Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

PURETECH HEALTH LLC,

CAVIAR MERGER SUB LLC

and

GELESIS HOLDINGS, INC.

Dated as of June 12, 2023

Page

Article I THE MERGER TRANSACTIONS	5
1.1 The Merger	5
1.2 Closing	5
1.3 Effective Time	5
1.4 Effects of the Merger	5
1.5 Certificate of Formation	5
1.6 Limited Liability Company Agreement	6
1.7 Managers and Officers	6
Article II EFFECT OF THE MERGER	6
2.1 Conversion of Capital Stock	6
2.2 Surrender of Book-Entry Shares.	7
2.3 Company Equity Awards	9
2.4 Company Warrants; Convertible Notes	10
2.5 Dissenting Shares.	11
2.6 Further Action	11
2.7 Withholding	11
Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY	12
3.1 Organization and Good Standing	12
3.2 Corporate Authorization.	12
3.3 Governmental Authorizations; Non-Contravention.	13
3.4 Capitalization.	14
3.5 Subsidiaries	16
3.6 SEC Reports	17
3.7 Financial Statements.	17
3.8 No Undisclosed Liabilities	19
3.9 Absence of Certain Changes	19
3.10 Taxes.	20
3.11 Real Property; Assets.	21
3.12 Intellectual Property.	22
3.13 Material Contracts.	26
3.14 Company Benefit Plans.	29

(continued)

Page

3.15 Labor	31
3.16 Litigation	33
3.17 Compliance with Laws.	34
3.18 Compliance with Health Care Laws.	34
3.19 Grants; Financing Arrangements; RIF	36
3.20 Insurance	37
3.21 Related Party Transactions.	38
3.22 Sanctions and Customs & Trade Laws Compliance.	38
3.23 Brokers and Financial Advisors	39
3.24 Customers.	39
3.25 Suppliers.	39
3.26 Privacy and Data Security.	40
3.27 State Takeover Laws	40
3.28 Permits	41
3.29 Environmental Matters.	41
3.30 Anti-Corruption Compliance.	42
3.31 Opinion of Financial Advisor	42
3.32 Information Supplied	42
3.33 No TID U.S. Business	43
3.34 No Other Representations or Warranties	43
Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	44
4.1 Organization and Power	44
4.2 Governmental Authorizations; Non-Contravention.	44
4.3 Capitalization of Merger Sub; Ownership of Company Common Stock	45
4.4 Sufficient Funds	46
4.5 Litigation	46
4.6 Brokers and Financial Advisors	46
4.7 Parent Vote	46
4.8 Information Supplied	46
4.9 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	46

(continued)

Page

4.10 No Other Representations or Warranties	47
Article V COVENANTS	48
5.1 Conduct of Business of the Company.	48
5.2 Debt Reduction; Budget	52
5.3 Access to Information; Confidentiality	53
5.4 Employee Matters	54
5.5 Indemnification, Exculpation and Insurance	56
5.6 Commercially Reasonable Efforts	57
5.7 Consents; Filings; Further Action	57
5.8 Public Announcements	58
5.9 Fees and Expenses	59
5.10 Rule 16b-3	59
5.11 Notification of Certain Matters	59
5.12 SEC Filings; Other Actions	59
5.13 Takeover Laws	64
5.14 Bridge Financing	64
5.15 De-Registration	64
5.16 Grants; Financing Arrangements; RIF Agreements	64
5.17 Interim Operations of Merger Sub	64
5.18 Structuring Amendment	65
5.19 FIRPTA Certificate	65
5.20 Letter of Transmittal	65
5.21 Call Option Notice	65
Article VI GO-SHOP PERIOD AND NO SOLICITATION	65
6.1 Go-Shop Period	65
6.2 No-Shop Period	66
6.3 Notices	68
Article VII CONDITIONS	68
7.1 Conditions to Each Party’s Obligation to Effect the Merger	68
7.2 Conditions to Parent’s Obligation to Effect the Merger	69
7.3 Conditions to the Company’s Obligations to Effect the Merger	71

(continued)

Page

Article VIII TERMINATION, AMENDMENT AND WAIVER	72
8.1 Termination by Mutual Consent	72
8.2 Termination by Either Parent or the Company	72
8.3 Termination by Parent	72
8.4 Termination by the Company	73
8.5 Effect of Termination	73
8.6 Fees Following Termination.	74
Article IX MISCELLANEOUS	75
9.1 Certain Definitions	75
9.2 Interpretation	89
9.3 No Survival of Representations and Warranties	90
9.4 Governing Law	90
9.5 Submission to Jurisdiction	90
9.6 WAIVER OF JURY TRIAL	91
9.7 Notices	91
9.8 Amendment	92
9.9 Extension; Waiver	92
9.10 Entire Agreement	93
9.11 No Third-Party Beneficiaries	93
9.12 Obligations of Merger Sub	93
9.13 Severability	93
9.14 Rules of Construction	93
9.15 Assignment	94
9.16 Specific Performance	94
9.17 Counterparts; Effectiveness	94

Exhibits

Exhibit A Form of Voting and Support Agreement

Schedules

Schedule 3.19(a) Grants

Schedule 3.19(b) Financing Arrangements

Schedule 3.19(c) RIF Agreements

(continued)

Page

Term	Section

Acquisition Agreement	5.12(f)
Adverse Recommendation Change	5.12(f)
Agreement	Preamble
Balance Sheet Date	3.8
Base Amount	5.5(b)
BEI	3.19(c)
Biweekly Budgets	5.2(c)
Book-Entry Shares	2.1(d)(ii)
Budget Deficit	8.3(c)
Burdensome Event	7.2(f)(ii)
Call Option Agreement	5.21
Capitalization Date	3.4(a)
Certificate of Merger	1.3
Chosen Courts	9.5
Closing	1.2
Closing Date	1.2
Company	Preamble
Company Assets	3.3(b)
Company Benefit Plan	3.14(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Common Stock	Recitals

Company Disclosure Schedule	Article III
Company Exclusive In-Licensed IP	3.12(a)
Company Licensed IP	3.12(a)
Company Meeting	5.12(e)
Company Option	2 .3(a)
Company Owned IP	3.12(a)
Company Property	3.11(a)
Company Registered Intellectual Property	3.12(a)
Company Representative	3.30(a)
Company RSU Award	2.3(b)
Company Stockholder Approval	3.2(d)
Company Stockholders	Recitals
Confidentiality Agreement	5.3(c)
Contaminants	3.12(j)
Continuing Employee	5.4(b)
Developed IP	.12(m)
DGCL	Recitals
Dissenting Shares	2.5(a)
DLLCA	Recitals
Effective Time	1.3
Enforceability Exceptions	3.2(c)
ERISA	3.14(a)

Exchange Act	3.3(a)(ii)

Excluded Shares	2.1(b)
Expenses	5.9
Financing Arrangements	3.19(b)
Fondo	7.2(i)
Foreign Company Plan	3.14(a)
GAAP	3.7(a)(ii)
Gelesis S.r.l	3.19(a)
Gelesis, Inc	2.1(d)(iii)
Go-Shop Period	6.1
Governmental Authority Notice	5.3(b)
Governmental Authorizations	3.3(a)
Grant Funds	3.19(a)
Grants	3.19(a)
Holders	7.2(h)(i)
Indemnified Party	5.5(a)
Insider	3.21(b)
Material Company IP	3.12(b)
Material Contracts	3.13(a)

Merger	Recitals
Merger Consideration	2.1(d)(i)
Merger Sub	Preamble
Merger Sub Consent	4.7
Merger Transactions	Recitals

Monthly Budgets	5.2(c)
Multiemployer Plan	3.14(c)
New Litigation Claim	5.3(b)
Non-Exchanging Holder	2.1(d)(iii)
No-Shop Period Start Date	6.1
Notes	2.4(e)
NYSE	3.4(h)

Outside Date	8.2(a)
Parent	Preamble
Parent Assets	4.2(b)

Parent Disclosure Schedule	Article IV
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Presidency	5.7(a)

Privacy and Cybersecurity Requirements	3.26(a)
Proxy Statement	5.12(a)

Real Property Lease	3.11(a)
Regulatory Approvals	5.7(a)

RIF	3.19(c)
RIF Agreements	3.19(c)
RIF Payment Deferral	7.2(i)
Safety Notices	3.18(g)

Sarbanes-Oxley Act	3.6
Schedule 13E-3	5.12(b)
SEC Clearance Date	5.12(c)
Securities Act	3.6

Special Committee	Recitals
Structuring Amendment	5.18
Submission	7.2(f)
Surviving Company	Recitals
Takeover Law	3.27

Termination Expenses	8.6(b)
Termination Fee	8.6(c)
Title IV Plan	3.14(c)

Top Customers	3.24(a)
Top Suppliers	3.25(a)
Voting and Support Agreements	Recitals

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the “Agreement”), dated as of June 12, 2023, is by and among PureTech Health LLC, a Delaware limited liability company (“Parent”), Caviar Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub”), and Gelesis Holdings, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Company, Parent and Merger Sub desire to effect the merger of the Company with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Surviving Company”) and a wholly owned Subsidiary of Parent (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and the Limited Liability Company Act of the State of Delaware, as amended (the “DLLCA”), pursuant to which, except as otherwise provided in Article II, each outstanding share of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration;

WHEREAS, the board of directors of the Company (the “Company Board”) (acting upon the unanimous recommendation of a special committee of the Company Board established by the Company Board (the “Special Committee”)) has unanimously (i) determined that the Merger and the other transactions contemplated hereby (collectively, the “Merger Transactions”) are advisable, fair to and in the best interests of the Company and its stockholders, including the stockholders holding the Unaffiliated Voting Shares (such stockholders, the “Company Stockholders”), (ii) approved, adopted and declared advisable this Agreement, the Voting and Support Agreement and the Merger Transactions, (iii) directed that this Agreement be submitted to the Company Stockholders for adoption and (iv) recommended that the Company Stockholders adopt this Agreement (such recommendation, the “Company Board Recommendation”);

WHEREAS, the board of managers of Merger Sub has approved and declared it advisable for Merger Sub to enter into this Agreement and consummate the Merger Transactions;

WHEREAS, the board of directors of Parent has approved this Agreement and the Merger Transactions;

WHEREAS, promptly following the execution of this Agreement, Parent, in its capacity as the sole member of Merger Sub, shall adopt this Agreement and approve the Merger Transactions;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger Transactions;

WHEREAS, concurrently with the execution of this Agreement, Parent and certain Company Stockholders have executed and delivered voting and support agreements, dated as of the date hereof, substantially in the form attached hereto as Exhibit A (the “Voting and Support Agreements”), pursuant to which, among other things, such Company Stockholders have agreed, subject to the terms thereof, to vote, or cause to be voted, all of the shares of Company Common Stock beneficially owned by such Company Stockholders in favor of the adoption of this Agreement; and

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Article I

THE MERGER TRANSACTIONS

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and DLLCA, at the Effective Time, (a) the Company shall be merged with and into Merger Sub, (b) the separate corporate existence of the Company shall cease and Merger Sub shall continue its existence under the DLLCA as the Surviving Company and (c) the Surviving Company shall become a wholly owned Subsidiary of Parent.

1.2 Closing. The consummation of the Merger (the “Closing”) shall take place at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston MA 02110 on or before the third (3rd) Business Day after satisfaction of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law and this Agreement, waiver of those conditions at the Closing) (the date on which the Closing occurs, the “Closing Date”). The parties intend that the Closing shall be effected, to the extent practicable, by conference call and the electronic delivery of documents to be held in escrow by outside counsel to the recipient party pending authorization to release at the Closing.

1.3 Effective Time. As soon as practicable on the Closing Date, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and duly delivered to the Secretary of State of the State of Delaware for filing in such form as is required by the relevant provisions of the DGCL and DLLCA, and shall make all other filings or recordings required by the DGCL and DLLCA in connection with the Merger. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties and specified in the Certificate of Merger (such date and time, the “Effective Time”). From and after the Effective Time, the Surviving Company shall possess all the property, rights, privileges, powers and franchises of the Company and Merger Sub, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, all as provided in the DGCL and DLLCA.

1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL, DLLCA, this Agreement and the Certificate of Merger.

1.5 Certificate of Formation. At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the certificate of formation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Company until, subject to Section 5.4, thereafter amended in accordance with its terms and as provided by applicable Law; provided that the name of the Surviving Company shall be “Gelesis Holdings LLC”.

1.6 Limited Liability Company Agreement. At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the limited liability company agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the limited liability company agreement of the Surviving Company until, subject to Section 5.4, thereafter amended in accordance with their terms and as provided by applicable Law; provided that the name of the Surviving Company shall be “Gelesis Holdings LLC”.

1.7 Managers and Officers. At the Effective Time, unless Parent determines otherwise prior to the Closing Date, (i) the managers of Merger Sub immediately prior to the Effective Time shall be the managers of the Surviving Company and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable Law or until their earlier death, resignation or removal. Prior to the Closing, the Company shall use its commercially reasonable efforts to deliver to Parent a letter executed by each director of the Company and its Subsidiaries, in each case, as requested by Parent in writing at least five (5) Business Days prior to the Closing Date, effectuating his or her resignation as a member of the Company Board (or similar governing body of such Subsidiary) to be effective as of the Effective Time.

Article II

EFFECT OF THE MERGER

2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of Merger Sub or the Company:

(a) Conversion of Merger Sub Interests. Each limited liability company interest of Merger Sub issued and outstanding immediately before the Effective Time shall remain outstanding as the only limited liability interests of the Surviving Company and shall not be affected by the Merger, and Parent shall continue as the sole member of the Surviving Company.

(b) Cancellation of Certain Shares. Each share of Company Common Stock owned by the Company as treasury stock or owned by Parent or any or its direct or indirect Subsidiaries (including Merger Sub) immediately before the Effective Time (collectively, the “Excluded Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be paid in exchange for those Excluded Shares.

(c) Cancellation of Earn Out Shares. Each unvested Earn Out Shares issued and outstanding immediately before the Effective Time shall be automatically forfeited and deemed transferred to the Company for no consideration, and shall be cancelled by the Company and cease to exist immediately prior to the Closing.

(d) Conversion of Company Common Stock.

(i) Each share of Company Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares, but including Company Warrant Shares) shall be converted automatically into and shall thereafter represent only the right to receive $0.05664 per share in cash (the “Merger Consideration”), without interest and subject to applicable withholding in accordance with Section 2.7, payable upon surrender of such shares in accordance with Section 2.2.

(ii) All shares of Company Common Stock that have been converted pursuant to Section 2.1(d)(i) shall be canceled automatically and shall cease to exist, and the holders of shares represented by book-entry immediately before the Effective Time (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 2.2.

(iii) Each former holder of shares of capital stock of Gelesis, Inc., a Delaware corporation (“Gelesis, Inc.”), who as of immediately prior to the Closing has not submitted a letter of transmittal to receive the Capstar Shares (as defined in the BCA) such holder was entitled to receive pursuant to the BCA (each such holder, a “Non-Exchanging Holder”) shall be (A) entitled to receive the consideration under this Agreement that such Non-Exchanging Holder would be entitled to receive if such Non-Exchanging Holder had received the Capstar Shares it was entitled to receive pursuant to the BCA and (B) deemed a Company Stockholder for all purposes of this Agreement.

(e) Equitable Adjustment. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to Company Common Stock, then the Merger Consideration shall be equitably adjusted to reflect such change; provided, that nothing in this Section 2.1(e) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.2 Surrender of Book-Entry Shares.

(a) Paying Agent. Prior to the Effective Time, Parent and/or Merger Sub shall appoint a nationally recognized paying agent reasonably acceptable to the Company to act as the paying agent for the payment of the amounts to be paid pursuant to this Article II, other than pursuant to Sections 2.3(a) and 2.3(b), (the “Paying Agent”) and enter into a paying agent agreement with the Paying Agent on terms and conditions that are satisfactory to the Company in its reasonable discretion. Parent shall be responsible for all fees and expenses of the Paying Agent.

(b) Payment Fund. At or prior to the Effective Time, Parent and/or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of

Book-Entry Shares, for payment in accordance with this Article II by the Paying Agent, sufficient funds for the payment of the aggregate Merger Consideration (such funds provided to the Paying Agent are referred to as the “Payment Fund”).

(c) Payment Procedures.

(i) Letter of Transmittal. As soon as practicable after the Effective Time, Parent shall cause the Paying Agent to deliver (through mail or electronically) the following to each holder of record of a share of Company Common Stock converted pursuant to Section 2.1(d)(i): (A) a letter of transmittal in customary form, specifying that delivery shall be effected upon adherences to the procedures set forth in the letter of transmittal; and (B) instructions for returning such letter of transmittal in exchange for payment of the Merger Consideration.

(ii) Surrender of Shares. Upon delivery of a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Book-Entry Share shall be deemed to have surrendered his, her or its Book-Entry Share and entitled to receive, and the Paying Agent shall promptly pay in exchange therefor, the Merger Consideration payable and issuable in respect of the number of shares formerly evidenced by such Book-Entry Share less any applicable withholding in accordance with Section 2.7. Any Book-Entry Shares so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Book-Entry Shares.

(iii) Unregistered Transferees. If any Merger Consideration is to be paid and issued to a Person other than the Person in whose name the surrendered Book-Entry Share is registered, then the Merger Consideration may be paid or issued to such a transferee so long as (A) the surrendered Book-Entry Share shall otherwise be in proper form for transfer and is accompanied by all documents reasonably required by Parent to evidence and effect that transfer and (B) the Person requesting such payment or issuance (x) pays any applicable transfer Taxes or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that all such transfer Taxes have already been paid or are not applicable.

(iv) No Other Rights. Until surrendered in accordance with this Section 2.2, each Book-Entry Share in respect of shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.1(d)(i) shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration. The Merger Consideration paid upon the surrender of any Book-Entry Share in accordance with the terms of this Article II shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Book-Entry Share.

(d) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately before the Effective Time.

(e) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Company or the Paying Agent shall be liable to any Person for the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Investment of Payment Fund. The Payment Fund shall be invested by the Paying Agent as directed by Parent or the Surviving Company; provided, that such investments shall be (I) in obligations of or guaranteed by the United States of America, (II) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (III) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion, or (IV) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for the other reasons below the level required to make prompt payment of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is maintained at a level sufficient to make such payments.

(g) Termination of Payment Fund. Parent is entitled to require the Paying Agent to return to Parent or Parent’s designee any portion of the Payment Fund that remains unclaimed by the holders of Book-Entry Shares on or after the first (1st) year anniversary of the Effective Time. Thereafter, any holder of Book-Entry Shares who has not complied with this Article II shall look only to Parent or the Surviving Company, which shall remain responsible for payment and issuance of the applicable Merger Consideration. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims of interest of any Person previously entitled thereto. Neither the Paying Agent nor the Surviving Company shall be liable to any holder of a certificate representing shares of Company Common Stock or Book-Entry Share for any amount properly paid to a public official pursuant to any applicable abandoned property or escheat law.

2.3 Company Equity Awards.

(a) Each outstanding unexercised option to purchase shares of Company Common Stock (each, a “Company Option”), whether vested or unvested, shall, by virtue of the Merger and without any action on the part of the holders thereof, be canceled at the Effective Time without payment of any consideration therefor.

(b) Each outstanding award of Company RSUs granted under any Company Stock Plan (each, a “Company RSU Award”) by virtue of the Merger shall, automatically and without any action on the part of any holder of a Company RSU Award, (i) accelerate in full as of immediately prior to the Effective Time, and (ii) to the extent not yet settled as of the Effective Time, be canceled and converted as of the Effective Time into the right to receive (without interest) an amount in cash equal to the Merger Consideration that would be payable in accordance with Section 2.1(c) in respect of the shares of Company Common Stock issuable upon settlement of the Company RSU Award, such payment to be net of any applicable Tax withholding obligations required by applicable Laws.

(c) Prior to the Effective Time, the Company shall take all actions necessary to effect the treatment of the Company Options and Company RSU Awards as provided for under this Section 2.3. All Company Stock Plans will terminate as of the Effective Time (but subject to the consummation of the Merger).

(d) At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate amount owed to holders of Company RSU Awards pursuant to this Section 2.3 with respect to such Company RSU Awards (as applicable). As promptly as reasonably practicable following the Closing Date, the applicable former holders of Company RSU Awards will receive a payment from the Surviving Company, through its payroll system, payroll provider or other provider of applicable payments, of the consideration required to be paid to such former holders pursuant to this Section 2.3.

2.4 Company Warrants; Convertible Notes.

(a) Gelesis Warrants. At the Effective Time, each outstanding Gelesis Warrant, in accordance with the terms of the Gelesis Warrant Agreement, shall automatically and without any required action on the part of the holder thereof, cease to represent a Gelesis Warrant exercisable for one (1) share of Company Common Stock and shall become a Gelesis Warrant exercisable for the Merger Consideration. If a Registered Holder (as defined in the Gelesis Warrant Agreement) properly exercises the Gelesis Warrant within thirty (30) days following the public disclosure of the consummation of the Merger by the Company pursuant to a current report on Form 8-K filed with the SEC, the Warrant Price (as defined in the Gelesis Warrant Agreement) shall be reduced by an amount (in dollars) (but in no event less than zero) equal to the difference of (i) the Warrant Price (as defined in the Gelesis Warrant Agreement) in effect prior to such reduction minus (ii) (A) the Merger Consideration minus (B) the Black-Scholes Warrant Value (as defined in the Gelesis Warrant Agreement).

(b) CMS Warrants. At the Effective Time, each outstanding CMS Warrant shall, in accordance with the terms of the CMS Warrant Agreement, automatically and without any required action on the part of the holder thereof, cease to represent a warrant exercisable for 400,000 shares of Company Common Stock and be exchanged for an amount of consideration equal to the difference of (i) the Gross Consideration (as defined in the CMS Warrant Agreement) minus (ii) the aggregate Change of Control Exercise Price (as defined in the CMS Warrant Agreement).

(c) One S.r.l. Warrants. At the Effective Time, each One S.r.l. Warrant shall, in accordance with the terms of the One S.r.l. Warrant Agreement, automatically and without any required action on the part of the holder thereof, cease to represent a warrant exercisable for certain shares of Company Common Stock and be exchanged for, with respect to each share of Company Common Stock underlying such One S.r.l. Warrant, an amount of consideration equal to the difference of (i) $1.46 minus (ii) the Change of Control Warrant Price (as defined in each One S.r.l. Warrant Agreement). The parties hereto agree that $1.46 represents the Gross Consideration (as defined in the One S.r.l. Warrant) in respect of such Warrant.

(d) PureTech Warrants. At the Effective Time, each PureTech Warrant shall be canceled automatically and shall cease to exist, and no consideration shall be paid in exchange therefor, and by execution hereof, Parent, as the holder of each such PureTech Warrant, hereby agrees to such cancellation in all respects.

(e) Promissory Notes. The Surviving Company shall assume all outstanding convertible promissory notes issued by the Company and set forth on Section 2.4 of the Company Disclosure Schedules (the “Notes”).

2.5 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 2.5), any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and for which the holder thereof is entitled to demand and properly demands the appraisal of such shares in accordance with, and complies in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c). At the Effective Time, (i) all Dissenting Shares shall be canceled and cease to exist and (ii) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL.

(b) Notwithstanding the provisions of Section 2.5(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon adherence to the procedures set forth in Section 2.2(c).

(c) The Company shall give Parent (i) prompt written notice of any demands for appraisal of any shares of Company Common Stock, the withdrawals of such demands and any other instrument served on the Company under the DGCL relating to stockholders’ appraisal rights and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to such demands for appraisal. The Company shall not make any payment with respect to any demands for appraisal or offer to settle or settle any such demands for appraisal without the written consent of Parent.

2.6 Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Company and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

2.7 Withholding. Notwithstanding any other provision of this Agreement, Parent, Merger Sub, the Company and the Paying Agent, as applicable, shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this Agreement such Taxes that are required to be deducted and withheld from such amounts under the

Code or any other applicable Law (as reasonably determined by Parent, Merger Sub, the Company, or the Paying Agent, respectively). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (a) timely remitted to the appropriate Governmental Authority and (b) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub as of the date of this Agreement (the “Company Disclosure Schedule”) (it being acknowledged and agreed that any disclosure or exception set forth in any Section or subsection of the Company Disclosure Schedule shall be deemed to apply to any other Section or subsection of the Company Disclosure Schedule to the extent that the relevance of such disclosure or exception to such other Section or subsection is reasonably apparent on the face of such disclosure), or (y) as disclosed in the Company SEC Reports filed with or furnished to the SEC since the Applicable Date through the date of this Agreement (other than information that is contained (i) solely in the “risk factors” sections of such Company SEC Reports, (ii) in any “forward-looking statements” disclaimer in such Company SEC Reports or (iii) in any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature), the Company represents and warrants to each of Parent and Merger Sub as follows:

3.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the Laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to so qualify, individually or in the aggregate, has not and would not reasonably be expected to have a Company Material Adverse Effect.

3.2 Corporate Authorization.

(a) The Company has all necessary corporate power and authority to enter into this Agreement and, assuming the receipt of the Company Stockholder Approval, to perform its obligations hereunder to consummate the Merger Transactions. The Company Board (acting upon the unanimous recommendation of the Special Committee) at a meeting duly called and held has unanimously: (i) determined that the Merger Transactions are advisable, fair to and in the best interests of the Company and the Company Stockholders, including the stockholders holding the Unaffiliated Voting Shares; (ii) approved, adopted and declared advisable this Agreement, the Voting and Support Agreements and the Merger Transactions; (iii) directed that this Agreement be submitted to the Company Stockholders for adoption; (iv) made the Company Board Recommendation; and (v) to the extent necessary, having the effect of causing the Merger, this Agreement and the Merger Transactions not to be subject to any state Takeover Law or similar Law that might otherwise apply to the Merger or any of the other Merger Transactions, in each case, on the terms and subject to the conditions of this Agreement. None of the foregoing actions by the Company Board have been rescinded or modified in any way (unless effected in accordance with the terms of Section 5.12(f)).

(b) The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Company Stockholder Approval, and no other corporate proceedings on the part of the Company and no other stockholder votes are necessary to authorize this Agreement or the consummation by the Company of the Merger Transactions. The Company has made available to Parent a true and correct copy of the Company Organizational Documents and such documents are in full force and effect. The Company is not in violation of any of the provisions of its Company Organizational Documents.

(c) Assuming due authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting or relating to creditors’ rights generally and (ii) general principles of equity, whether considered in a proceeding at law or in equity (the “Enforceability Exceptions").

(d) The only vote of holders of any class or series of shares of Company Common Stock, Company Preferred Stock or other equity interest of the Company necessary to adopt this Agreement is the adoption of this Agreement by (i) the holders of a majority of the Unaffiliated Voting Shares and (ii) the holders of a majority of the shares of Company Common Stock, in each case, that are outstanding and entitled to vote thereon (the “Company Stockholder Approval”). No other vote of the holders of shares of Company Common Stock, Company Preferred Stock or any other equity interests of the Company is necessary to consummate the Merger Transactions.

3.3 Governmental Authorizations; Non-Contravention.

(a) Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.2 are true and correct, and assuming that the Company Stockholder Approval is obtained, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions do not and will not require any consent, approval or other authorization of, or filing with or notification to any Governmental Authority (collectively, “Governmental Authorizations”), other than:

(i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and of appropriate documents set forth on Section 3.3(a) of the Company Disclosure Schedule with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business;

(ii) any filings, notifications and reports that may be required in connection with this Agreement and the Merger Transactions either (A) with the SEC under the

Securities Exchange Act of 1934 (the “Exchange Act”) or (B) under state securities Laws or “blue sky” Laws;

(iii) compliance with applicable securities exchange rules and regulations; and

(iv) where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) Subject to the receipts of the consents, approvals, authorizations and other requirements set forth in Section 3.3(a), the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions do not and will not (i) violate or conflict with any provision of, or result in the breach of, or default under the Company Organizational Documents, (ii) contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (“Company Assets”) are bound or (iii) result in any violation or breach of, constitute a default under, require any consent by or notice to any Person under, or entitle any party to terminate, accelerate or adversely modify, or result in the creation of any Lien under (in each case with or without notice or lapse of time or both) any Material Contract to which the Company or any of its Subsidiaries is a party or by which any Company Assets are bound, other than in the case of clause (ii) of this Section 3.3(b), as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.4 Capitalization.

(a) The authorized capital stock of the Company consists solely of 1,150,000,000 shares of capital stock of which 900,000,000 shares are designated as Company Common Stock and 250,000,000 shares are designated as Company Preferred Stock. As of the close of business on the date of this Agreement (the “Capitalization Date”), (i) 73,335,110 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held in treasury by the Company, (iii) no shares of Company Preferred Stock were issued and outstanding, (iv) 11,679,896 shares of Company Common Stock were subject to outstanding Company Options, (v) 3,742,644 shares of Company Common Stock were subject to outstanding Company RSUs, (vi) no shares of Company Common Stock are unvested or are issued and outstanding and were issued in connection with the exercise of a Company Option (to the extent that such underlying Company Option (or share of Company Common Stock) is not vested as of the date hereof) and Section 3.4(a) of the Company Disclosure Schedule sets forth the names of the holders of such shares of Company Common Stock and the option agreements pursuant to which such early exercise was effected, (vii) 13,800,000 shares of Company Common Stock were issuable upon exercise of the outstanding Public Warrants, (viii) 7,520,000 shares of Company Common Stock were issuable upon exercise of the outstanding Private Placement Warrants, (ix) 1,353,062 shares of Company Common Stock were issuable upon exercise of the outstanding One S.r.l. Warrants, (x) 400,000 shares of Company Common Stock were issuable upon exercise of the outstanding CMS Warrants, (xi) 1,660,303 shares of Company Common Stock were issuable upon exercise of the outstanding Legacy Warrants, (xii) 23,688,047 shares of Company Common Stock were issuable upon exercise of the outstanding PureTech Warrant No.1, (xiii) 192,307,692 shares of Company Common Stock were issuable upon exercise of the outstanding PureTech Warrant No.2, (xiv) 43,133,803 shares of Company Common Stock were issuable upon exercise of the outstanding PureTech Warrant No.3 and (xv) 23,482,845 shares of Company Common Stock issuable upon the vesting of Earn Out Shares pursuant to the terms and conditions set forth in the Business Combination Agreement. As of the close of business on the date of this Agreement, the Company has reserved 7,292,542 shares of Company Common Stock for issuance pursuant to the Company Stock Plans. Since the Capitalization Date through the date of this Agreement, other than in connection with the settlement or exercise, as applicable, of Company Options, Company RSUs and Company Warrants, neither the Company nor any of its Subsidiaries has issued any securities. The foregoing represents all of the issued and outstanding shares of Company Common Stock as of the date of this Agreement.

(b) As of the date of this Agreement, there are fewer than 300 holders of record, as such term is defined in Rule 12g5-1 promulgated under the Exchange Act, of each class of Company Warrants.

(c) The Company has previously provided Parent with a true and complete list, as of the date hereof, of each outstanding Company Option and Company RSU, which includes (i) the date of grant, (ii) the number of shares of Company Common Stock subject to such award, (iii) the applicable vesting schedule (including acceleration provisions), and, (iv) for each Company Option, the applicable exercise price and expiration date. All shares subject to issuance under the Company Stock Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Each Company Option has a per share exercise price that is equal to or greater than the Merger Consideration.

(d) Except as set forth on Section 3.4(d) of the Company Disclosure Schedule, all of the issued and outstanding shares of common stock of the Company (w) have been duly authorized and validly issued and are fully paid and non-assessable, (x) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) the Company Organizational Documents and (B) any other applicable Contracts governing the issuance of such securities, (y) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Company Organizational Documents or any Contract to which the Company is a party or otherwise bound and (z) are free and clear of any Liens (other than Permitted Liens).

(e) There are no outstanding obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any Subsidiary of the Company or any other equity securities of the Company or any of its Subsidiaries or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of Company Common Stock or other equity securities of the Company or any of its Subsidiaries or (ii) to provide any funds to or make any investment (including in respect of any unsatisfied subscription obligation or capital contribution or capital account funding obligation) in (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person.

(f) The Company is not a party to any stockholder agreements, investors’ rights agreements, voting agreements, voting trusts, proxy, right of first refusal and co-sale agreements, management rights agreements, pledging or other similar Contract with respect to the voting, registration, redemption, sale, transfer or other disposition of Company Common Stock or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of Company Common Stock or other equity securities of the Company. There are no bonds, debentures, notes or other indebtedness or other obligations issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with stockholders of the Company on any matters.

(g) The Company has not granted or issued any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for capital stock of the Company, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional capital stock, the sale of capital stock, or for the repurchase or redemption of capital stock of the Company or the value of which is determined by reference to common stock of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any capital stock of the Company.

(h) Each Company Option (i) was granted and properly approved by the Company Board, the compensation committee thereof or a permitted designee in compliance (or the appropriate body of the granting entity on the date of grant of the Company Option) in all material respects with all applicable Laws, including the applicable requirements of The New York Stock Exchange (“NYSE”), and all of the terms and conditions of the Company Stock Plans pursuant to which it was issued, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant (or the applicable underlying security on the date of grant), and (iii) has a grant date identical to or following the date on which the Company Board, the compensation committee thereof or permitted designee (or the appropriate body of the granting entity on the date of grant of the Company Option) approved the grant of such Company Option.

(i) No dividends or similar distributions have accrued or been declared but are unpaid on any equity security of the Company or any of its Subsidiaries (including the Company Common Stock, Company Preferred Stock, Company Equity Awards and Company Warrants) and neither the Company nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to pay any dividend or otherwise to make any distribution or payment to any current or former holder of any equity security of the Company or any of its Subsidiaries (including the Company Common Stock, Company Preferred Stock, Company Equity Awards and Company Warrants).

3.5 Subsidiaries. Section 3.5 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list of each Subsidiary of the Company and its jurisdiction of incorporation or formation. Each of the Subsidiaries of the Company is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted. Each Subsidiary of the Company is duly qualified or authorized to do business as a foreign corporation, limited liability company or other legal entity and is in good standing under the Laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to so qualify, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No Subsidiary is in material violation of any of the provisions of its Company Organizational Documents. Each of the Subsidiaries of the Company is wholly owned by the Company, directly or indirectly, except as set forth in Section 3.5 of the Company Disclosure Schedule. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in any Person, or any interest convertible into, exercisable or exchangeable for any of the foregoing.

3.6 SEC Reports. The Company has timely filed or furnished, as applicable, with the SEC all Company SEC Reports required to have been filed or furnished on or after the Applicable Date. As of their respective effective dates (in the case of Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”)) and as of their respective filing dates (in the case of all other Company SEC Reports), and except to the extent corrected by subsequent Company SEC Reports filed prior to the date hereof, each Company SEC Report (a) complied as to form in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2022 (the “Sarbanes-Oxley Act”), as the case may be, applicable to such Company SEC Report, (b) was prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and other applicable Law and (c) did not, as of such respective dates, or if amended or restated prior to the date hereof, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC. To the Knowledge of the Company, as of the date hereof, no Company SEC Report is the subject of ongoing SEC review or outstanding SEC investigations. No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

3.7 Financial Statements.

(a) The consolidated financial statements of the Company included in the Company SEC Reports filed on or after the Applicable Date:

(i) as of their respective filing dates, complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes to those financial statements, as permitted by Regulation S-X or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act, and except that the unaudited statements may not contain certain footnotes and are subject to normal, recurring audit adjustments); and

(iii) fairly presented (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal, recurring audit adjustments) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

(b) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that information relating to the Company, including its Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act, is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(c) The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud or allegation thereof, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to the Company’s auditors and audit committee is set forth in Section 3.7(c) of the Company Disclosure Schedule.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Reports.

(e) Since the Applicable Date, neither the Company nor any of the Subsidiaries of the Company has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. There are no outstanding loans or other extensions of credit made by the Company or any of the Subsidiaries of the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(f) Since the Applicable Date, none of the Company nor, to the Knowledge of the Company, any director, officer, auditor or accountant of the Company has received any written material complaint, allegation, assertion or claim that the Company or its Subsidiaries have engaged in illegal or fraudulent accounting or auditing practices. Since the Applicable Date, to the Knowledge of the Company, no attorney representing the Company, whether or not employed by the Company, has reported to the Company Board or any committee thereof or to any director or officer of the Company any evidence of a material violation of United States federal securities Laws and the rules and regulations of the SEC promulgated thereunder, by the Company or any of its officers or directors. There are no SEC inquiries or investigations or other inquiries or investigations by a Governmental Authority pending or threatened in writing or, to the Knowledge of the Company, otherwise threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any executive officer of the Company.

3.8 No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries, other than (a) Liabilities disclosed or reserved against in the most recent audited consolidated balance sheet of the Company included in the Company’s Annual Report on Form 10-K filed by the Company with the SEC on March 28, 2023 (the “Balance Sheet Date”) (without giving effect to any amendment thereto), (b) Liabilities incurred since the Balance Sheet Date in the Ordinary Course of Business, (c) Liabilities to perform under Contracts entered into by the Company and its Subsidiaries (other than any Liability for any material breaches of Contracts), (d) Liabilities that have not had, and that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (e) Liabilities expressly required by this Agreement.

3.9 Absence of Certain Changes. Except as otherwise contemplated, required or permitted by this Agreement, since the Balance Sheet Date through the date of this Agreement, (a) the Company has conducted its business, in all material respects, in the Ordinary Course of Business (other than in connection with modifications, suspensions and/or alterations of operations in response or otherwise related to COVID-19 Measures), (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under Section 5.1 and (c) since and through such dates, there has not been any Company Material Adverse Effect or any change, event, development, condition or occurrence that, individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect.

3.10 Taxes.

(a) All income and all other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), and all Taxes due and payable (whether or not shown on any Tax Return) have been timely paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b) The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(c) There are no Liens for Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.

(d) The Company has made available to Parent complete copies of (i) all income, franchise and other material Tax Returns of the Company and its Subsidiaries for taxable periods ended within the past six (6) years.

(e) No written claim has been made by any Governmental Authority where the Company or any of its Subsidiaries does not file Tax Returns or pay Taxes that it is or may be subject to taxation or required to file a Tax Return in that jurisdiction, except for claims which have been satisfied, settled or withdrawn.

(f) No deficiencies for Taxes have been claimed, proposed or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries except for deficiencies which have been satisfied, settled or withdrawn.

(g) There is no Tax audit or other examination of the Company or any of its Subsidiaries presently in progress or threatened in writing, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of the Company or any of its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification, Tax receivable or Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts (or Contracts entered into in the Ordinary Course of Business) not primarily related to Taxes). Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the Ordinary Course of Business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.

(i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date (i) under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Laws) by reason of a change in method of accounting in any taxable period ending on or before the Closing Date, (ii) pursuant to the provisions of any closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Laws) executed on or prior to the Closing Date, (iii) as a result of an installment sale or open transaction entered into prior to the Closing, or (iv) as a result of any prepaid amount or deferred revenue accrued or received on or prior to the Closing Date.

(j) Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” or “listed transaction” within the meaning of Section 6707A(c) of the Code and Treasury Regulations section 1.6011-4(b).

(k) Neither the Company nor any of its Subsidiaries is, or has been during the applicable period specified in section 897(c)(1)(A)(2) of the Code, a “United States real property holding corporation” "3.10(k)" within the meaning of section 897(c)(2) of the Code.

(l) Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

3.11 Real Property; Assets.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list of all real property and interests in real property leased by the Company and each of its Subsidiaries as lessee or sublessor (individually, a “Real Property Lease,” and collectively, the “Real Property Leases,” and such related properties being referred to herein individually as a “Company Property” and collectively as the “Company Properties”). With respect to each Company Property:

(i) The Company or its applicable Subsidiary has a valid and binding leasehold interest in each Company Property, in each case, free and clear of all Liens, except Permitted Liens. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation on the Company or its Subsidiary, as applicable, enforceable in accordance with its terms against it and, to the Knowledge of the Company, each party thereto (subject to the Enforceability Exceptions). Neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in such Real Property Lease or any interest therein. Neither the Company nor any of its Subsidiaries has subleased, or granted the right to use or occupy, any portion of any Company Property to any Person.

(ii) The Company and its Subsidiaries has made available to Parent true, correct and complete copies of all Real Property Leases and none of such Real Property Leases has been modified in any material respect following the date of this Agreement, except in accordance with this Agreement and to the extent that such modifications have been disclosed by the copies made available to Parent.

(iii) There is no material breach or default by the Company or any Subsidiary, or, to the Knowledge of the Company, any third party with respect to such Real Property Leases, and, to the Knowledge of the Company, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Lease, in each case, if such event would have a Company Material Adverse Effect on the ability to use the Company Property for the operation of the business as currently conducted.

(b) Section 3.11(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list of all Owned Real Property. The Company and each of its Subsidiaries have good, valid and marketable title to the Owned Real Property, free and clear of all Liens, except Permitted Liens. Neither the Company nor any of its Subsidiaries has leased, or granted the right to use or occupy, any portion of the Owned Real Property to any Person. Neither the Company nor any of its Subsidiaries has any obligation to purchase any real property, nor has the Company or any of its Subsidiaries granted any Person the right or option to purchase any Owned Real Property.

(c) The Owned Real Property and the Company Properties comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Company and its Subsidiaries. There are no pending or threatened in writing, or, to the Knowledge of the Company, otherwise threatened condemnation, eminent domain or similar proceedings affecting any Owned Real Property or Company Property.

(d) The Company or one of its Subsidiaries owns and has good, marketable and indefeasible title to, or a valid and binding leasehold interest in or right to use by license or otherwise, all tangible assets and properties necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear excepted) and are suitable for their present use.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Schedule lists each item of Company Intellectual Property that is registered or applied-for with a Governmental Authority or other applicable registrar and is owned or controlled by the Company or the Company’s Subsidiaries (“Company Registered Intellectual Property”). The Company or the Company’s Subsidiaries are (i) the exclusive beneficial and record owner of all of the Company Intellectual Property owned or purported to be owned by the Company and its Subsidiaries (the “Company Owned IP”) and (ii) has the valid and enforceable rights under those Company Intellectual Property rights that are exclusively in-licensed to the Company (the “Company Exclusive In-Licensed IP”) and otherwise has the rights to practice all other Company Intellectual Property (together with the Company Exclusive In-Licensed IP, the “Company Licensed IP”). All Company Registered Intellectual Property is subsisting and in material compliance with all formal registration and maintenance requirements (including the payment of maintenance fees), and, to the Knowledge of the Company, valid and enforceable (or, in the case of applications, validly applied for), except for such issuances, registrations or applications that the Company or its

Subsidiaries have permitted to expire or has cancelled or abandoned in its reasonable business judgment. As of the date hereof, no proceeding is pending, is threatened in writing or, to the Knowledge of the Company, is otherwise threatened (and the Company and the Company’s Subsidiaries have not otherwise received any written claim or notice, and have no Knowledge of any facts or circumstances that would reasonably be expected to give rise to any such proceeding) that challenges the legality, validity, enforceability, registration, use or ownership of any Company Owned IP or Company Exclusive In-Licensed IP, and the Company and the Company’s Subsidiaries are not subject to any outstanding Order that restricts or impairs the use of any Company Owned IP or Company Exclusive In-Licensed IP.

(b) Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or its Subsidiaries own, free and clear of all Liens (other than Permitted Liens), or has a valid right to enforce, all Company Owned IP and all other Company Intellectual Property reasonably necessary and sufficient for the continued conduct of the business of the Company and its Subsidiaries as currently conducted (“Material Company IP”). Section 3.12(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of Material Company IP, other than the Company Registered Intellectual Property set forth in Section 3.12(a) of the Company Disclosure Schedule.

(c) The conduct of the Company’s and its Subsidiaries’ businesses and the Company Offerings (including the use, practice, offering, licensing, provision, sale, distribution, or other exploitation of any Company Offerings) have not, within the five (5) years preceding the date of this Agreement, infringed, misappropriated or otherwise violated, and, to the Knowledge of the Company, are not infringing upon, misappropriating or otherwise violating, any Intellectual Property of any third Person. As of the date hereof, there is no pending, threatened in writing or, to the Knowledge of the Company, otherwise threatened Legal Proceeding, except for ordinary course prosecution for Company Registered Intellectual Property that the Company has (or purports to have) an ownership interest in, against the Company or its Subsidiaries alleging the Company’s or the Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person, or challenging the scope, validity, or enforceability of any Material Company IP, and there has not been, within the five (5) years preceding the date of this Agreement, any such Legal Proceeding pending or, threatened in writing, to the Knowledge of the Company, otherwise threatened. The Company and its Subsidiaries have no Knowledge of any facts or circumstances that would reasonably be expected to give rise to any such Legal Proceedings.

(d) To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating or, within the five (5) years preceding the date of this Agreement, has infringed, misappropriated or otherwise violated any Material Company IP in any material respect. The Company and its Subsidiaries have not initiated, and have had no specific or general reason to initiate, any Legal Proceeding or sent to any Person, within the five (5) years preceding the date of this Agreement, any notice, charge, complaint, claim or other assertion against such third Person alleging infringement, misappropriation, or other violation by such third Person of any Material Company IP, or challenging the scope, validity, or enforceability of any Intellectual Property of such third Person. The Company has not sent any notification to any Person offering a license granted under any Material Company IP or has received any notification from any Person offering a license granted under such Person’s Intellectual Property.

(e) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality and value of the Trade Secrets and other confidential or proprietary information included in the Material Company IP, including to the extent applicable Company IT Systems, and to the extent applicable material Software, websites and systems (including the confidential data transmitted thereby or stored therein), in each case that are within the Company’s control. To the Knowledge of the Company, there has not been any material unauthorized disclosure of or unauthorized access to any such Trade Secrets or confidential or proprietary information to or by any Person in a manner that has resulted in the loss of trade secret protection or other rights in and to such information.

(f) No government funding, nor any support, funding, facilities or resources of a university, college, other educational institution or research center, was used in the development of any Material Company IP, and no Person who was involved in or contributed to the creation or development of any Material Company IP has performed services for any governmental entity or agency, in each case in a manner that would grant any such third parties or third party agencies any right, title or interest in such Material Company IP.

(g) Section 3.12(g) of the Company Disclosure Schedule accurately identifies (i) all Contracts pursuant to which the Company Licensed IP are in-licensed to the Company (other than any non-customized software that is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such Software), and (ii) whether the license or licenses granted to the Company are exclusive or non-exclusive.

(h) Section 3.12(h) of the Company Disclosure Schedule accurately identifies each Contract pursuant to which the Company grants any Person an out-license under, or any right (whether or not currently exercisable) or interest in, any Material Company IP (other than any (i) customer agreements and employee agreements entered into in the ordinary course of business, and (ii) nondisclosure agreements entered into in the ordinary course of business).

(i) The Company has not disclosed, delivered, licensed or made available to any Person or agreed or obligated itself to disclose, deliver, license or make available to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees and independent contractors who are individuals, not companies, involved in the development of Company Intellectual Property under binding written agreements that prohibit use or disclosure except in the performance of services for the Company. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company of any Company Source Code, other than disclosures to employees and individual independent contractors involved in the development of Company Intellectual Property under binding written agreements that prohibit use or disclosure except in the performance of services for the Company. Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in a release from escrow or other delivery to a Person of any Company Source Code.

(j) With respect to the Software used or held for use in the business of the Company and its Subsidiaries (including any Software incorporated into Company Offerings), to the Knowledge of the Company, no such Software contains any (i) undisclosed or hidden device or feature designed to disrupt, disable, or otherwise materially impair the functioning of any software or (ii) any defects, bugs, “back door,” “time bomb,” “Trojan horse" “worm,” “drop dead device,” or other malicious code or routines that materially affect the use, functionality, security or performance of such Software or that permit unauthorized access or the unauthorized disablement or erasure of such or other software or information or data (or any parts thereof) of the Company or its Subsidiaries, or customers of the Company and its Subsidiaries without the user’s express prior consent (collectively, “Contaminants”). The Company and its Subsidiaries use commercially reasonable measures designed to prevent the introduction of Contaminants into Company Offerings, in accordance with procedures that are customarily used in the Company’s industry. To the Knowledge of the Company, no warranty, indemnification requests or other claims have been asserted against the Company or any of its Subsidiaries in writing, and the Company and the Company’s Subsidiaries have no Knowledge of any facts or circumstances that would reasonably be expected to give rise to any such requests or other claims related to any Company Offerings.

(k) Section 3.12(k)(i) of the Company Disclosure Schedule lists all Open Source Software included in, combined with, or used in the delivery of, any Company Intellectual Property, and identifies each relevant Open Source License and describes whether the Open Source Software were modified and/or distributed by the Company. Section 3.12(k)(ii) of the Company Disclosure Schedule lists any Company Intellectual Property that has been distributed or made available under any Open Source Licenses. With respect to Open Source Software that are or have been used by the Company or its Subsidiaries in any way, the Company’s and its Subsidiaries’ use, incorporation, modification, linking, calling, hosting and distribution of Software developed by the Company or any Subsidiaries or otherwise included in Material Company IP, is in material compliance with all terms and conditions of all Open Source Licenses applicable thereto, including attribution and copyright notice requirements. Neither the Company nor its Subsidiaries have used, incorporated, modified, linked, called, hosted or otherwise distributed any Open Source Licenses in a manner that requires any Software developed by the Company or any Subsidiaries or otherwise included in Material Company IP to be subject to any Copyleft Terms.

(l) No Source Code for any Software or material proprietary artificial intelligence models or collections of data included in the Material Company IP (i) is the subject of any right, title or interest of any other Person, (ii) has been provided, licensed, disclosed, optioned or granted any right, title or interest (including any present, contingent or other right, such as an escrow arrangement), or made available to any customer, business partner, escrow agent or other Person or (iii) is the subject of any duty or obligation (whether present, contingent, or otherwise) (and to the Knowledge of the Company, as of the date hereof, no event has occurred and no circumstance or condition exists, that could reasonably result in such duty or obligation) to deliver, license, distribute, or make available, any such Source Code or such artificial intelligence models and collections of data to any customer, business partner, escrow agent or other Person, in the case of each of (i), (ii) and (iii), excluding the delivery or making available of data to customers of the Company and its Subsidiaries in the Ordinary Course of Business and Company Service Providers, all of whom are bound by valid, binding, enforceable written Contracts containing confidentiality or non-disclosure obligations substantially similar to the Company’s standard form agreement regarding inventions, confidentiality and other matters. The Company or its Subsidiaries owns, controls, possesses or otherwise has the right to use all (x) Source Code for all Software owned or purported to be owned, or otherwise license or used by the Company and its Subsidiaries in connection with the Company Offerings, and (y) material proprietary artificial intelligence models and collections of data, including in each case of (x) and (y) to freely develop, train and improve their Company Offerings, including artificial intelligence products, services and offerings.

(m) Each Company Service Provider that has authored, delivered, or developed any Intellectual Property in the course of such Company Service Provider’s employment or engagement with the Company or any of its Subsidiaries (in each case, including by contributing to, modifying, or improving Material Company IP) (such Intellectual Property authored, delivered, or developed, “Developed IP”) has executed a valid and enforceable written instrument assigning to the Company or its Subsidiaries all of such Company Service Provider’s rights in such Developed IP, and, to the Knowledge of the Company, no Person other than the Company or any of its Subsidiaries owns or purports to own (whether exclusively, jointly with another Person or otherwise), or otherwise possesses any rights to enforce or exclusive rights to exploit, any such Intellectual Property. To the Knowledge of the Company, no Company Service Provider has excluded pursuant to such written instrument material works or inventions related to the business of the Company or its Subsidiaries.

(n) Neither this Agreement nor the consummation of the transactions contemplated by this Agreement will result in, other than with respect to Contracts entered into between Parent or its Affiliates and a third party prior to Closing, (i) any material limitation on the Company’s or its Subsidiaries’ ability to use any Company Intellectual Property necessary to conduct the business of the Company and its Subsidiaries as currently conducted or sell, offer for sale, make, have made, import, use or otherwise exploit any of the Company Offerings, (ii) the Company or its Subsidiaries being obligated to grant to any third Person any ownership interest in, or any license, covenant not to sue or right under or with respect to, any Company Intellectual Property, (iii) the Company or its Subsidiaries, being bound by, or subject to, any restriction to use, register or otherwise exploit any Company Intellectual Property, or (iv) otherwise result in the loss, forfeiture, termination, or impairment of any rights of the Company or any of its Subsidiaries in any Company Intellectual Property.

3.13 Material Contracts.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of the following Contracts to which the Company or its Subsidiaries is, as of the date of this Agreement, a party or has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject (each Contract required to be set forth on Section 3.13(a) of the Company Disclosure Schedule, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.13(a) of the Company Disclosure Schedule if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i) any Contract relating to indebtedness of the Company or its Subsidiaries or to the placing of a Lien (other than any Permitted Lien) on any assets or properties of any of the Company or its Subsidiaries, in each case, other than trade payables made in the Ordinary Course of Business;

(ii) any Contract under which the Company or its Subsidiaries is lessee of or holds, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(iii) any Contract under which the Company or its Subsidiaries is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by the Company or its Subsidiaries, except for any lease or agreement under which the aggregate annual rental payments do not exceed $250,000;

(iv) any (A) joint venture, limited liability company agreement (other than any such agreement between or among the Company and its wholly owned Subsidiaries) profit-sharing, partnership, strategic alliance, collaboration, co-promotion, commercialization or research or development Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from the Company or its Subsidiaries in excess of $1,000,000 over the life of the Contract and (B) any Contract with respect to Material Company IP which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from the Company or its Subsidiaries in excess of $1,000,000 over the life of the Contract (other than (I) any Contract of the type described in Section 3.13(c)(i), and (II) licenses to commercial off-the-shelf software that is made available for a total cost of less than $1,000,000);

(v) Related Party Contracts;

(vi) any Contract that (A) limits or purports to limit, in any material respect, the ability of the Company or its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of Parent or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of the Company or its Subsidiaries to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purport to limit, in any material respect, Parent or any of its Affiliates after the Closing;

(vii) any Contract under which the Company or its Subsidiaries has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;

(viii) any Contract with any Person (A) pursuant to which the Company or its Subsidiaries (or Parent or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any the Company or its Subsidiaries grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any of the Company’s products or any Company Intellectual Property;

(ix) any Contract governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, or Contingent Worker of the Company or its Subsidiaries (A) whose annual base salary (or, in the case of a Contingent Worker, actual or anticipated annual base compensation) is in excess of $300,000, or (B) that provides for severance or any other post-termination payments or benefits;

(x) any Contract governing the terms of, or otherwise related to, the employment, engagement or services of any former director, manager, officer, employee, or Contingent Worker of the Company or its Subsidiaries pursuant to which the Company or its Subsidiaries, as of the Closing, has or will have an obligation to pay severance or other post-termination pay;

(xi) any Contract providing for any Change of Control Payment;

(xii) any collective bargaining agreements and any other agreements executed with a union or similar organization;

(xiii) any Contract (A) for the disposition of any portion of the assets or business of the Company or its Subsidiaries or (B) for the acquisition by the Company or its Subsidiaries of the assets or business of any other Person, which contain representations, covenants, indemnities, or similar provisions, or under which the Company or its Subsidiaries has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xiv) any Contract for the settlement or conciliation of a prior Legal Proceeding or other dispute with a third party (A) the performance of which involved any payments prior to the date of this Agreement or would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Authority or (C) that imposes or is reasonably likely to impose, at any time in the future, any non-monetary obligations on the Company or its Subsidiaries (or Parent or any of its Affiliates after the Closing);

(xv) any Contract with any (x) Top Customer or (y) Top Supplier;

(xvi) any Contract with any Governmental Authority;

(xvii) any Contract in respect of (x) the Grants, (y) the Financing Arrangements or (z) the RIF Agreements; and

(xviii) any Real Property Lease.

(b) (i) Each Material Contract is valid and binding on the Company, or the applicable Subsidiary and, to the Company’s Knowledge, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against the Company or its Subsidiary and, to the Company’s Knowledge, the counterparties thereto (subject to the Enforceability Exceptions), (ii) the Company or its Subsidiary and, to the Company’s Knowledge, the counterparties thereto are not in material breach of, or default under, any Material Contract, (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or default under, any Material Contract by the Company or its Subsidiary or, to the Company’s Knowledge, the counterparties thereto.

(c) Sections 3.24 and Section 3.25 of the Company Disclosure Schedule sets forth a list of each of the Top Suppliers and the Top Customers. Since the Balance Sheet Date, no such Top Supplier or Top Customer has canceled, terminated or materially and adversely altered its relationship with the Company, or threatened in writing or, to the Company’s Knowledge, otherwise threatened to cancel or terminate its relationship with the Company. There have been no material disputes between the Company and any Top Supplier or Top Customer since the Balance Sheet Date.

3.14 Company Benefit Plans.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of each material Company Benefit Plan and separately indicates whether such Company Benefit Plan is a Foreign Company Plan. For purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject thereto, or any other plan, policy, program, arrangement or agreement (including any employment, consulting, severance, bonus, incentive or deferred compensation, profit-sharing, retirement, pension, medical, retiree medical, vision, dental or other health plans, life insurance plans, and other employee benefit plans or fringe benefit plans, employee loan, note or pledge agreement, stock option, equity or equity-based compensation, employee stock ownership, retention, supplemental retirement, vacation, holiday pay or other paid time off, change in control or similar plan, policy, program, arrangement or agreement) providing compensation or other benefits to any Company Service Provider, which are maintained, sponsored, administrated, contributed to or entered into by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any potential liability, and in each case whether or not (x) subject to the Laws of the United States, (y) in writing or (z) funded, but excluding in each case any statutory plan, program or arrangement that is maintained by any Governmental Authority. For purposes of this Agreement, a “Foreign Company Plan” means any Company Benefit Plan that (i) is subject to any of the Laws of any jurisdiction outside the United States; or (ii) that covers or has covered any Company Service Provider whose services are or have been performed primarily outside of the United States. With respect to each material Company Benefit Plan, the Company has made available to Parent, to the extent applicable, true, correct and complete copies of (i) such Company Benefit Plan (or, if not written a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (ii) the most recent summary plan description, including any summary of material modifications, (iii) the three most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, including all schedules thereto, (iv) the three most recent actuarial reports or other financial statements relating to such Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, and (vi) any material correspondences to or from the IRS or any office or representative of the United States Department of Labor or any Governmental Authority in respect of any such Company Benefit Plan for the latest three plan years.

(b) Each Company Benefit Plan has been established, operated, funded and administered in all material respects in compliance with its terms and all applicable Laws, including ERISA and the Code. All contributions and/or payments required to be made with respect to any Company Benefit Plan have been made or have been accrued in all material respects in accordance with the terms of the applicable Company Benefit Plan and applicable Laws. Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the Knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. Each Foreign Company Plan intended to qualify for special tax treatment satisfies in all material respects the requirements for such treatment. Each Foreign Company Plan, to the extent required to be registered or approved by any Governmental Authority, has been registered with, or approved by, such Governmental Authority and, to the Knowledge of the Company, nothing has occurred that would adversely affect such registration or approval.

(c) No Company Benefit Plan is a multiemployer plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”), and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan, Title IV Plan or any Foreign Company Plan that is a defined benefit pension plan at any time within the previous six (6) years. Except as would not reasonably be expected to have a Company Material Adverse Effect, the fair market value of the assets of each funded Foreign Company Plan, the liability of each insurer for any Foreign Company Plan funded through insurance, or the book reserve established for any Foreign Company Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations, with respect to all current and former participants in such Foreign Company Plan according to the reasonable actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Company Plan, and none of the transactions contemplated by this Agreement will cause any such assets or insurance obligations to be less than such benefit obligations.

(d) With respect to each Company Benefit Plan, no material actions, inquiries, proceedings, litigations, audits, investigations, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened in writing.

(e) No Company Benefit Plan provides health or non-pension benefits for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by Part 6 of Subtitle B of Title I of ERISA or similar applicable Law or (ii) for a limited period of time of less than three (3) months following a termination of employment pursuant to the terms of an existing employment, severance or similar agreement in effect as of the date hereof.

(f) The consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will not, (i) entitle any Company Service Provider to any severance pay or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits (including Company Equity Awards) due to any Company Service Provider, (iii) result in any restriction on the right of the Company or any of the Company’s Subsidiaries or, after the consummation of the transactions contemplated hereby, the Surviving Company, to merge, amend or terminate any of the material Company Benefit Plans or (iv) result in any “excess parachute payment” under Section 280G of the Code. Neither the Company nor any of the Company’s Subsidiaries has any obligation to provide any tax gross-up, tax equalization, or other similar Tax-related payment or benefit, including, but not limited to, with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g) Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code (if any) has been operated and maintained, in all material respects, in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

3.15 Labor.

(a) In the past three (3) years, (i) neither the Company nor any of its Subsidiaries is or has been a party to or bound by any Labor Agreement, (ii) no such Labor Agreement is being or has been negotiated by the Company or any of the Company’s Subsidiaries, (iii) no employees of the Company or any of its Subsidiaries are or have been represented by any labor union or other employee representative body with respect to their employment with the Company or its Subsidiaries and (iv) no labor union or any other employee representative body, to the Knowledge of the Company, has requested or sought to represent any of the employees of the Company or its Subsidiaries with respect to their employment with the Company or its Subsidiaries. In the past three (3) years, there has been no actual or, to the Knowledge of the Company, threatened unfair labor practice charge, labor arbitration, strike, slowdown, work stoppage, lockout, or other material labor dispute against or affecting the Company or any Subsidiary of the Company. There is no legal or contractual obligation to inform, consult or obtain consent in advance of, or simultaneously with, the Merger Transactions of any works council or employee representatives in order to consummate the Merger Transactions.

(b) Each of the Company and its Subsidiaries are, and have been for the past three (3) years, in compliance in all material respects with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, pay transparency, background checks, drug testing, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues (including the Families First Coronavirus Response Act), temporary agency workers and unemployment insurance.

(c) The Company and its Subsidiaries are not delinquent in any material payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d) In the past three (3) years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or complaint before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any Labor Agreement, (iii) notice of any material charge or complaint with respect to them before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) written notice (including notice via electronic means) of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration or occupational safety and health Laws to conduct an investigation with respect to them or written notice (including notice via electronic means) that such investigation is in progress, or (v) written notice (including notice via electronic means) of any complaint, lawsuit or other proceeding in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, and with respect to each of (i) through (v) herein, no such matters are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(e) No employee of the Company or any of the Company’s Subsidiaries at the level of Director or above has notified the Company in writing or, to the Knowledge of the Company, otherwise notified the Company of such employee’s intention to terminate their employment.

(f) The Company and its Subsidiaries are not and have not been during the past three (3) years (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246 or any other applicable Law requiring affirmative action or other employment related actions for government contractors or subcontractors), (ii) required to comply with Executive Order 11246 or any other applicable Law requiring affirmative action or other employment related actions for government contractors or subcontractors, or (iii) otherwise required to maintain an affirmative action plan.

(g) To the Knowledge of the Company, no employee or independent contractor of the Company or any of the Company’s Subsidiaries is in material violation of (i) any restrictive covenant, nondisclosure obligation or fiduciary duty to the Company or any of the Company’s Subsidiaries or (ii) any restrictive covenant or nondisclosure obligation to a third party relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries or (B) the Knowledge or use of Trade Secrets or proprietary information.

(h) Neither the Company nor any of the Company’s Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination. To the Knowledge of the Company, in the last three (3) years, no allegations of sexual harassment, sexual misconduct or discrimination have been made in writing to the Company against any current or former officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries in their capacities as such.

(i) In the past three (3) years, the Company and its Subsidiaries have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Worker Adjustment and Retraining Notification Act or any similar state or local law relating to group terminations of employment. In the past three (3) years, the Company and its Subsidiaries have not engaged in layoffs, furloughs, employment terminations (other than for cause) or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent. As of the date of this Agreement, the Company, taken as a whole with its Subsidiaries, has sufficient employees to operate the business of the Company and its Subsidiaries as currently conducted.

(j) Except as would not result in material liability to the Company or its Subsidiaries taken as a whole: (i) all current and former employees of the Company and its Subsidiaries are, and for the past three (3) years have been, properly classified and treated as exempt or non-exempt under the Fair Labor Standards Act and applicable state wage and hour Laws; and (ii) all current and former independent contractors and consultants of the Company or its Subsidiaries are, and for the past three (3) years have been, properly classified and treated as independent contractors under applicable Laws.

(k) The Company and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable immigration and visa Laws, and to the Knowledge of the Company after proper verification of any applicable employee documentation, all current and former employees of the Company and its Subsidiaries in the United States are either United States citizens or are otherwise legally authorized to work in the United States under the Immigration Reform and Control Act of 1986 and other applicable Laws.

(l) All social security contributions (including accrued interest and penalties, if any) required to be paid under applicable Law to any Company Service Provider have been fully paid or duly set aside by the Company and its Subsidiaries.

(m) Section 3.15(m) of the Company Disclosure Schedule contains a true, correct and complete list of all individuals who are Continuing Employees of the Company and its Subsidiaries as of the date hereof, including any such employee who is on furlough or a leave of absence of any nature, and sets forth for each individual the following: (i) name or employee identification number; (ii) title or position (including whether full-time or part-time); (iii) hiring date; (iv) current annual base compensation rate; (v) commission, bonus, and other incentive-based compensation; (vi) a description of the fringe benefits provided to each individual as of the date of this Agreement, (vii) the type of contract; and (viii) the contractual level (where applicable). There are no other individuals who can validly claim to be acknowledged as Continuing Employees of the Company and of its Subsidiaries.

3.16 Litigation. There are no, and during the past three (3) years there have been no, (a) pending, threatened in writing or, to the Knowledge of the Company, otherwise threatened Legal Proceedings against the Company or any of the Company’s Subsidiaries or their respective properties or assets, (b) other than with respect to audits, examinations or investigations in the Ordinary Course of Business conducted by a Governmental Authority pursuant to a Material Contract, pending, threatened in writing or, to the Knowledge of the Company, otherwise threatened audits, examinations or investigations by any Governmental Authority against the

Company or any of the Company’s Subsidiaries or any of their respective properties or assets, or, to the Knowledge of the Company, any of the directors, managers or officers of the Company or any of its Subsidiaries with regard to their actions as such, (c) pending, threatened in writing or, to the Knowledge of the Company, otherwise threatened Legal Proceedings by the Company or any of the Company’s Subsidiaries against any third party and (d) outstanding Orders imposed, threatened in writing or, to the Knowledge of the Company, otherwise threatened to be imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Order, except, in each case, as would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

3.17 Compliance with Laws.

(a) Each of the Company and its Subsidiaries is, and for the prior five (5) years has been, in compliance with all applicable Laws in all material respects.

(b) The Company and its Subsidiaries maintain a program of policies, procedures and internal controls reasonably designed and implemented to ensure compliance with applicable Laws.

(c) For the past five (5) years, neither the Company nor any of its Subsidiaries has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

3.18 Compliance with Health Care Laws.

(a) Each of the Company and its Subsidiaries are, and during the past five (5) years have been, in compliance in all material respects with all applicable Health Care Laws. Neither the Company nor any of its Subsidiaries have during the past five (5) years received any written notification, correspondence or any other written communication from any Governmental Authority concerning potential or actual non-compliance by, or liability of, the Company and any of its Subsidiaries under any Health Care Laws and, to the Knowledge of the Company, there are no circumstances reasonably likely to constitute a material violation of any applicable Health Care Law. Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority.

(b) Each of the Company and its Subsidiaries holds, and is operating and during the past five (5) years has operated in compliance in all material respects with, all Permits, including Permits of the FDA and any other Governmental Authority under any Health Care Laws, required for the operation of the business, and all such Permits required for the operation of the business as currently conducted are in full force and effect. Each of the Company and its Subsidiaries has fulfilled and performed all of its material obligations with respect to such Permits, and to the Knowledge of the Company, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or result in any other material impairment of the rights of the holder of any Permit. Neither the Company nor any of its Subsidiaries has

received any written communication from any Governmental Authority regarding, and, to the Knowledge of the Company, there are no facts or circumstances that are likely to give rise to, (i) any material change in any such Permit, or any failure to materially comply with any applicable Health Care Laws with respect to, or any term or requirement of, any such Permit or (ii) any revocation, withdrawal, suspension, cancellation, limitation, termination or material modification of any such Permit.

(c) For the past five (5) years, all applications, notifications, submissions, information, claims, reports and statistics and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit, including from the FDA or other Governmental Authority under any Health Care Laws, relating to the Company or any of its Subsidiaries, the business, or any products marketed or developed by the Company, when submitted to the FDA or other Governmental Authority were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modifications to such applications, submissions, information and data have been submitted to the FDA or other Governmental Authority.

(d) For the past five (5) years, neither the Company nor any of its Subsidiaries has had any manufacturing site subject to a Governmental Authority (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Authority notice of inspectional observations, “warning letters,” “untitled letters” or similar correspondence or written notice from the FDA or other Governmental Authority in respect of the business and alleging or asserting noncompliance with any applicable Health Care Laws or Permits, and to the Knowledge of the Company or any of its Subsidiaries, neither the FDA nor any Governmental Authority is considering such action.

(e) Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened investigation in respect of the Company or any of its Subsidiaries or their business or products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company nor any of its Subsidiaries, nor any of their officers, directors, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment, suspension or exclusion (i) under 21 U.S.C. Section 335a or any similar Law; or (ii) under any government sponsored or funded health care program or other third-party payor. As of the date hereof, no claims, actions, proceedings or investigations that would reasonably be expected to result in such debarment, suspension or exclusion are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their directors, officers, employees or agents.

(f) All preclinical studies and clinical trials in respect of the products that have been or are being conducted by or on behalf of the Company or any of its Subsidiaries are being or have been conducted in compliance in all material respects with applicable Health Care Laws, including, but not limited to, the Federal Food, Drug, and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 812. Neither the Company nor any Subsidiary has received any notices, correspondence or other communication from the FDA or any other Governmental Authority requiring the termination, suspension or material modification of any clinical trials conducted by, or on behalf of, the Company or its Subsidiaries, or in which the Company or any Subsidiary has participated, and to the Knowledge of the Company, there is no reason to believe that the FDA or any other Governmental Authority is considering such action.

(g) Section 3.18(g) of the Company Disclosure Schedule identifies (i) all recalls, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of any products of the Company (“Safety Notices”); (ii) the dates such Safety Notices, if any, were resolved or closed; and (iii) any material complaints with respect to the Company’s products that are currently unresolved. There have been no material product complaints with respect to the Company’s products that are reasonably likely to result in, and to the Knowledge of the Company, there are otherwise no facts that would be reasonably likely to result in (i) a material Safety Notice with respect to the products, (ii) a change in the marketing classification or a material change in labeling of any of the products, or (iii) a termination or suspension of marketing or testing of any products.

(h) None of the Company, its Subsidiaries or any of their respective officers, directors or, to the Knowledge of the Company, employees or agents is or has been: (i) debarred, excluded or suspended from participating in any government healthcare program, (ii) subject to a civil monetary penalty or civil investigative demand, sanctioned or convicted of a crime, or pled nolo contendere or to sufficient facts, in connection with any allegation of violation of any Health Care Law, or (iii) listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs.

3.19 Grants; Financing Arrangements; RIF Agreements.

(a) Schedule 3.19(a) sets forth all of the public grants received by Gelesis S.r.l., a corporation incorporated in Italy and a Subsidiary of the Company (“Gelesis S.r.l. XE” and such public grants, the “Grants” ). Gelesis S.r.l. is in compliance in all material respects with all requirements of the Grants and applicable Law with respect to the Grants, including, without limitation, requirements with respect to the mandatory use of funds, the timeframe related to the use of such funds, employment and production levels, and any communications and/or authorizations before competent Governmental Authorities and Government Officials. No Governmental Authority or Government Official, whether at the EU, national or local level, has the right to, and the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions do not and will not entitle any Governmental Authority, Government Official or any other Person to (i) reclaim, claw back or accelerate repayment of any amounts granted to Gelesis S.r.l., Gelesis, Inc. or any of their respective Affiliates pursuant to the Grants (such amounts, the “Grant Funds”), (ii) require Gelesis S.r.l., Gelesis, Inc. or any of their respective Affiliates to return or repay any Grant Funds, or (iii) impose any penalties or sanctions against Gelesis S.r.l., Gelesis, Inc. or any of their respective Affiliates.

(b) Schedule 3.19(b) sets forth all of the loan facilities of and bonds issued by Gelesis S.r.l. (the “Financing Arrangements”). Gelesis S.r.l. is and has been in compliance in all material respects with all obligations in connection with and arising from the Financing Arrangements or any other agreements, documents, instruments or certificates related thereto

(including any guarantee, security interest and letters of patronage issued in connection therewith), including, but not limited to, any obligations (including guarantee obligations) to pay principal, interests, charges, expenses or fees. No event, fact or circumstances has occurred that will or is expected to, and the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions do not and will not (i) result in any violation or breach of, constitute a default under, require any consent by or notice to any Person under, or entitle any party to terminate, accelerate or adversely modify, or result in the creation of any Lien under (in each case with or without notice or lapse of time or both) any Financing Arrangements, or (ii) entitle any Person to impose any penalty on Gelesis S.r.l. or any of its Affiliates in connection with the Financing Arrangements. For the past three (3) years, neither the Company nor any of its Subsidiaries has received any written notice of, and no event or Evento Rilevante (or event of similar nature) has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or default under, any Financing Arrangement by Gelesis S.r.l or any of its Affiliates or, to the Company’s Knowledge, the counterparties thereto.

(c) Schedule 3.19(c) sets forth all Contracts entered into by Gelesis, Inc. or Gelesis S.r.l. with Fondo per la Ricerca e l’Innovazione Srl (“RIF” and such Contracts, the “RIF Agreements”) which Contracts are in full force and effect and each is a valid, legal and binding obligation on Gelesis, Inc. or Gelesis S.r.l., as applicable, enforceable in accordance with its terms against Gelesis, Inc. or Gelesis S.r.l., as applicable and, to the Knowledge of the Company, each other party thereto (subject to the Enforceability Exceptions). There is no material breach or default by Gelesis, Inc., Gelesis S.r.l. or any of their respective Affiliates, or any other Person with respect to such RIF Agreements, including, but not limited to, any obligations, representations and warranties related to the MIUR Funds (as defined in the applicable RIF Agreements) and no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such RIF Agreements. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions do not and will not (i) result in any violation or breach of, constitute a default under, require any consent by or notice to any Person under, or entitle any party to terminate, accelerate or adversely modify, or result in the creation of any Lien under (in each case with or without notice or lapse of time or both) any RIF Agreement, including any such right triggered by operation of law due to or arising from the business or contractual relationship between RIF and Banca Europea per gli Investimenti (“BEI”), (ii) trigger any rights of RIF or BEI to exercise any co-sale rights, tag-along rights or put option rights, or (iii) terminate, limit or in any way adversely affect any rights of Gelesis S.r.l., Gelesis, Inc. or any of their respective Affiliates under the RIF Agreements.

3.20 Insurance. The Company and its Subsidiaries are insured against such risks and in such amounts (i) as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and (ii) as is sufficient to comply with applicable Law and Material Contracts. All of the Company’s material insurance policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. No insurer has denied or disputed coverage of any material claim under any of the Company’s insurance policies during the last twelve (12) months. True, correct and complete copies of all material insurance policies of the Company and its Subsidiaries and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries, in each case, as in effect as of the date hereof have been made available to Parent.

3.21 Related Party Transactions.

(a) Except as set forth on Section 3.21(a) of the Company Disclosure Schedule, no (i) employee, officer or director of the Company or any of its Subsidiaries, (ii) holder of securities or derivative securities of the Company or any of its Subsidiaries or (iii) member of any of the respective immediate families of any of the foregoing is indebted to the Company or any of its Subsidiaries for borrowed money, nor is the Company or any of its Subsidiaries indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, other than (A) for payment of salary, bonuses and other compensation for services rendered, (B) reimbursement for reasonable expenses incurred in connection with the Company or any of its Subsidiaries and (C) for other employee benefits made generally available to all employees.

(b) Except as set forth on Section 3.21(b) of the Company Disclosure Schedule, no officer, director, employee, holder of securities or derivative securities of the Company or any of its Subsidiaries (each, an “Insider”) or any member of an Insider’s immediate family is, directly or indirectly, interested in any Contract with the Company or any of its Subsidiaries, other than Contracts that relate to any such Person’s ownership of capital stock of the Company or such Person’s employment or consulting arrangements with the Company or any of its Subsidiaries. Except as set forth in the Company SEC Reports, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that are required to be disclosed under Item 404 of Regulation S-K of the SEC that are not so disclosed.

3.22 Sanctions and Customs & Trade Laws Compliance.

(a) The Company and its Subsidiaries, and their respective directors, officers and, to the Knowledge of the Company, employees and other Representatives, in each case to the extent acting on behalf of the Company or its Subsidiaries, are not, and have not been for the past five (5) years, (i) a Sanctioned Person; or (ii) subject to debarment or any list-based designations under Customs & Trade Laws.

(b) For the past five (5) years, the Company and each of its Subsidiaries has not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Authority or other Legal Proceeding with respect to any actual or alleged (in writing) violations of Customs & Trade Laws or Sanctions Laws, and there are no pending or, to the Knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any Customs & Trade Laws or Sanctions Laws.

(c) For the past five (5) years, the Company and each of its Subsidiaries has (i) complied with all Customs & Trade Laws and Sanctions Laws, (ii) not operated in or engaged in any activities or business, directly or indirectly, with or involving any Sanctioned Country or

Sanctioned Person, (iii) secured and maintained all necessary Permits, registrations, agreements or other authorizations, including amendments thereof, required under Customs & Trade Laws and Sanctions Laws, and complied with the terms and conditions of all such Permits; and (iv) maintained in place and implemented controls and systems to comply with Customs & Trade Laws and Sanctions Laws.

3.23 Brokers and Financial Advisors. No broker, finder, investment banker or other Person, other than the Special Committee Financial Advisor, is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.24 Customers.

(a) Section 3.24 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the top three (3) customers based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve (12) months for the period ending December 31, 2022, as well as any new customers that, based on the projected aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty for the calendar year 2023, would reasonably be expected to be in the top three (3) customers during the trailing twelve (12) months for the period ending December 31, 2023 (the “Top Customers”).

(b) None of the Top Customers has, as of the date of this Agreement, informed any of the Company or any of the Company’s Subsidiaries that it will, has threatened the Company in writing to or, to the Knowledge of the Company, has otherwise threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries, and to the Knowledge of the Company, none of the Top Customers is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

3.25 Suppliers.

(a) Section 3.25 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the top ten (10) suppliers based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve (12) months for the period ending December 31, 2022, as well as any new suppliers that, based on the projected aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty for the calendar year 2023, would reasonably be expected to be in the top ten (10) suppliers during the trailing twelve (12) months for the period ending December 31, 2023 (the “Top Suppliers”).

(b) None of the Top Suppliers has, as of the date of this Agreement, informed any of the Company or any of the Company’s Subsidiaries that it will, has threatened the Company in writing to or, to the Knowledge of the Company, has otherwise threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries, and to the Knowledge of the Company, none of the Top

Suppliers is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

3.26 Privacy and Data Security.

(a) The Company and its Subsidiaries are in compliance in material respects with, and during the past three (3) years have been in compliance in material respects with, (i) all applicable Laws relating to the Processing of Personal Information collected, used, or held for use in connection with the business of the Company or its Subsidiaries; (ii) the Company’s and its Subsidiaries’ Privacy Policies; and (iii) the terms of any agreements to which the Company or its Subsidiaries are bound relating to the Processing of Personal Information and Business Data by the Company and its Subsidiaries (“Privacy and Cybersecurity Requirements”). The Company and its Subsidiaries have obtained written agreements from all Third Party Service Providers that satisfy the requirements of the Privacy and Cybersecurity Requirements and to the Knowledge of the Company, no such Third Party Service Provider is in material breach of any such agreement. The Company and its Subsidiaries have adopted and published Privacy Policies that accurately describe the privacy practices of the Company and its Subsidiaries, and no such Privacy Policies have been inaccurate, misleading or deceptive.

(b) The Company IT Systems as currently owned, leased or licensed by the Company and its Subsidiaries are adequate and sufficient for the operation of the businesses of the Company and its Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. During the past three (3) years, there have been no material security breaches of, or material unauthorized intrusions into, the Company IT Systems.

(c) The Company and its Subsidiaries have established and maintained all necessary and appropriate measures to protect the Company IT Systems and all Personal Information and Business Data in their possession or control against unauthorized access, use, modification, disclosure, interruption, or other misuse or loss, including through written internal and external policies and procedures, and organizational, administrative, technical, and physical safeguards. During the past three (3) years, neither the Company nor any Subsidiary, nor to the Company’s Knowledge, any Third Party Service Provider Processing Personal Information or Business Data for or on behalf of the Company, has experienced any material incident in which any Personal Information or Business Data was stolen, lost, or improperly accessed, used, modified, disclosed, or otherwise misused, including in connection with a breach of security where such incident gave rise to a legal obligation to notify impacted data subjects and/or any Governmental Authority. During the past three (3) years neither the Company, nor its Subsidiaries, have received any written complaint or notice of Legal Proceeding in connection with the Company’s or its Subsidiaries’ compliance with any Privacy and Cybersecurity Requirements.

(d) The consummation of the transactions contemplated hereby shall not cause any violation in any material respect of any Privacy and Cybersecurity Requirements.

3.27 State Takeover Laws. Assuming the representations and warranties of Parent and Merger Sub contained in Section 4.2 are true and correct, the Company Board has approved this Agreement and the Merger Transactions as required to render inapplicable to this Agreement and the Merger Transactions the restrictions on “business combinations” set forth in section 203 of the DGCL or any other “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (each, a “Takeover Law”).

3.28 Permits. The Company and its Subsidiaries have obtained, and maintain, all Permits required for the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted, except as would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect. Each material Permit held by the Company or any of the Company’s Subsidiaries is valid, binding and in full force and effect, and each of the Company and its Subsidiaries is in compliance, in all material respects, with all such material Permits. Neither the Company nor any of its Subsidiaries (a) is or has been in default or violation (and to the Knowledge of the Company no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material Permit to which it is a party, (b) is the subject of any pending or threatened Legal Proceeding by a Governmental Authority seeking the cancellation, revocation, suspension, termination, material modification, or impairment of any material Permit; or (c) has received any written notice that any Governmental Authority that has issued any material Permit intends to cancel, terminate, revoke, suspend, materially modify, impair or not renew any such material Permit, except to the extent such material Permit may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 3.3 of the Company Disclosure Schedule; provided, that such amendment, replacement or reissuance does not materially affect the continuous conduct of the business of the Company and its Subsidiaries as currently conducted from and after the Closing. Section 3.28 of the Company Disclosure Schedule sets forth a true, correct and complete list of material Permits held by the Company or its Subsidiaries.

3.29 Environmental Matters.

(a) The Company and its Subsidiaries are in compliance in all material respects with all Environmental Laws. There has been no release of any Hazardous Materials by the Company or its Subsidiaries in material violation of, or which would reasonably be expected to give rise to material liability to the Company or its Subsidiaries under, Environmental Laws.

(b) In the past three (3) years, neither the Company nor its Subsidiaries has received any written notice from any Governmental Authority or any other Person alleging that the Company or its Subsidiaries are in violation in any material respect of or have material liability under, any Environmental Laws.

(c) There is no material Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws.

(d) The Company has made available to Parent copies of all material environmental reports and documents that are in the Company’s possession relating to the current operations, properties or facilities of the Company or its Subsidiaries.

3.30 Anti-Corruption Compliance.

(a) For the past five (5) years, (i) none of the Company, its Subsidiaries and their respective officers and employees and, to the Knowledge of the Company, agents, representatives, consultants or any other Person acting on behalf of the Company or any of its Subsidiaries (each, a “Company Representative”), has directly or indirectly violated any applicable Anti-Bribery Laws, and (ii) none of the Company, its Subsidiaries and, to the Knowledge of the Company, their respective Company Representatives has offered, given or attempted to give anything of value (A) to influence any official act or decision of a Government Official, (B) to induce a Government Official to do or omit to do any act in violation of a lawful duty, (C) to induce a Government Official to influence the act or decision of a Governmental Authority, (D) to secure any improper business advantage, (E) to obtain or retain business in any way related to the Company or any of its Subsidiaries, or (F) that would otherwise constitute an unlawful bribe, kickback, or other improper or illegal payment or benefit. None of the Company or its Subsidiaries has been the subject of any actual (or, to the Knowledge of the Company, suspected or threatened) written allegations, internal whistleblower reports, current or pending internal investigations, third-party investigations (including by any Governmental Authority), voluntary or directed disclosures to any Governmental Authority (including but not limited to the U.S. Department of Justice, U.S. Securities Exchange Commission, or U.K. Securities Fraud Office), or internal or external audits concerning possible violations of applicable Anti-Bribery Laws.

(b) At all times during the past five (5) years, the Company and its Subsidiaries have maintained written policies and internal controls reasonably designed to promote compliance by the Company and its Subsidiaries with applicable Anti-Bribery Laws.

(c) At all times during the past five (5) years, the Company and its Subsidiaries have made and kept books and records which, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company and its Subsidiaries. At all times during the past five (5) years, the Company and its Subsidiaries have devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that transactions are executed and access to assets is given only in accordance with management’s general or specific authorization, and transactions are recorded as necessary to permit preparation of financial statements to maintain accountability for assets and accounts.

3.31 Opinion of Financial Advisor. The Special Committee has received the opinion of the Special Committee Financial Advisor on or prior to the date of this Agreement to the effect that, as of the date of such opinion and based on and subject to the matters set forth therein, the Merger Consideration to be received by the Company Stockholders (other than holders of Excluded Shares and Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such Company Stockholders. A copy of such written opinion shall be provided to Parent solely for informational purposes after execution of this Agreement and receipt of such written opinion by the Company.

3.32 Information Supplied. The information relating to the Company and its Subsidiaries, to the extent supplied by or on behalf the Company or its Subsidiaries, to be contained in, or incorporated by reference in, the Proxy Statement and Schedule 13E-3 will not, on the date the Proxy Statement or Schedule 13E-3 as applicable, or any amendment or supplement thereto, is mailed to holders of shares of Company Common Stock and at the time of the Company Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

3.33 No TID U.S. Business. The Company is not a “TID U.S. business” as defined in 31 C.F.R. § 800.248. None of the Company or any of its Subsidiaries is a U.S. business that (i) produces, designs, tests, manufactures, fabricates, or develops any “critical technologies” as that term is defined in 31 C.F.R. § 800.215; (ii) performs the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure,” as that term is defined in 31 C.F.R. § 800.212; or (iii) maintains or collects “sensitive personal data,” as described in 31 C.F.R. § 800.241 of U.S. citizens.

3.34 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company, any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to Parent and Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, or budget relating to the Company, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company or the negotiation of this Agreement. Except for the representations and warranties expressly set forth in Article IV, the Company hereby acknowledges that neither Parent nor any of its Subsidiaries, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to Parent, Merger Sub or their respective business or operations, including with respect to any information provided or made available to the Company, its Subsidiaries or any of their respective Representative or any information developed by the Company, its Subsidiaries or any of their respective Representatives. The Company hereby acknowledges that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered pursuant to this Agreement, the Company has not relied on such information or on any other representation or warranty (express or implied), memorandum, presentation or other materials or information provided by or on behalf of Parent or Merger Sub (or any of their respective Affiliates) and will have no claim against Parent or any of its Affiliates, or any of their respective Representatives, with respect thereto, except pursuant to the express terms of this Agreement, including on account of a breach of any of the representations, warranties, covenants or agreements set forth herein.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the confidential disclosure letter delivered by Parent to the Company as of the date of this Agreement (the “Parent Disclosure Schedule”) (it being acknowledged and agreed that any disclosure or exception set forth in any Section or subsection of the Parent Disclosure Schedule shall be deemed to apply to any other Section or subsection of the Parent Disclosure Schedule to the extent that the relevance of such disclosure or exception to such other Section or subsection is reasonably apparent on the face of such disclosure), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

4.1 Organization and Power. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization (where such concept is recognized under applicable Law) and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

(a) Each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement and to perform its obligations hereunder to consummate the Merger Transactions. The board of directors of Parent has adopted resolutions approving this Agreement and the Merger Transactions. The sole member of Merger Sub has adopted or promptly after the date hereof will adopt resolutions adopting this Agreement. The board of managers of Merger Sub has unanimously: (i) approved this Agreement and the Merger Transactions and declared it advisable to enter into this Agreement and consummate the Merger Transactions; and (ii) recommended that Merger Sub’s sole member adopt this Agreement.

(b) Subject to the adoption of this Agreement by Parent as the sole member of Merger Sub, as provided in subsection (a) above, the execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Merger Transactions have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub.

(c) Assuming due authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.2 Governmental Authorizations; Non-Contravention.

(a) Assuming that the representations and warranties of the Company contained in Section 3.3 are true and correct, the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger Transactions do not and will not require any Governmental Authorization, other than:

(i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business;

(ii) any filings, notifications and reports that may be required in connection with this Agreement and the Merger Transactions either with the SEC under the Exchange Act or under state securities Laws or “blue sky” Laws;

(iii) compliance with applicable securities exchange rules and regulations; and

(iv) where the failure to obtain such Governmental Authorization would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger Transactions do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub or (ii) assuming that all Governmental Authorizations described in Section 4.2(a) have been obtained or made prior to the Effective Time (x) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or Merger Sub or by which any assets of Parent or Merger Sub (“Parent Assets”) are bound or (y) result in any violation or breach of, constitute a default under, require any consent by or notice to any Person under, or entitle any party to terminate, accelerate or adversely modify, or result in the creation of any Lien under (in each case with or without notice or lapse of time or both) any Contracts to which Parent, Merger Sub or any of their respective Subsidiaries is a party or by which any Parent Assets are bound, other than in the case of clause (ii) of this Section 4.2(b), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.3 Capitalization of Merger Sub; Ownership of Company Common Stock

(a) All of the issued and outstanding limited liability interests of Merger Sub are, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(b) Merger Sub was formed solely for the purpose of engaging in the Merger Transactions and has not engaged, nor prior to the Effective Time will it engage, in any business activities or operations other than in connection with the Merger Transactions. Merger Sub has no Subsidiaries.

(c) None of Parent, Merger Sub or their respective directors or executive officers own, directly or indirectly, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record, any shares of Company Common Stock, and none of Parent, Merger Sub or their respective directors or executive officers holds any rights to acquire or vote any shares of Company Common Stock, except pursuant to this Agreement.

4.4 Sufficient Funds. Parent has (or has available to it), and will have as of the Effective Time, sufficient cash available to pay all amounts to be paid by Parent and Merger Sub in connection with this Agreement and the Merger Transactions, including Parent’s and Merger Sub’s costs and expenses and the aggregate Merger Consideration on the terms and conditions contained in this Agreement. In no event shall the receipt or availability of any funds or financing by or to Parent, Merger Sub or any of their respective Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

4.5 Litigation. There is no Legal Proceeding pending, threatened in writing or, to the Knowledge of Parent, otherwise threatened against Parent or any of its Subsidiaries that has had or would reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority that has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.6 Brokers and Financial Advisors. No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries (including Merger Sub).

4.7 Parent Vote. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger Transactions. The adoption of this Agreement by the affirmative vote or consent of Merger Sub (“Merger Sub Consent”) is the only vote or consent of the holders of the capital stock of, or other equity interest in, Merger Sub necessary under applicable Law or its organizational documents.

4.8 Information Supplied. The information relating to Parent and Merger Sub, to the extent supplied by or on behalf Parent and Merger Sub, to be contained in, or incorporated by reference in, the Proxy Statement and Schedule 13E-3 will not, on the date the Proxy Statement or Schedule 13E-3, as applicable, or any amendment or supplement thereto, is mailed to holders of shares of Company Common Stock and at the time of the Company Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing provisions of this Section 4.8, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company, its Affiliates or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3.

4.9 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant to this Agreement, Parent and Merger Sub have not relied on estimates, projections, forecasts, and other forward-looking information or any other representation or warranty (express or implied), memorandum, presentation or other materials or information provided by or on behalf of the Company and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto, except pursuant to the express terms of this Agreement, including on account of a breach of any of the representations, warranties, covenants, or agreements set forth herein. Without limiting the generality of the foregoing, except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub each acknowledge and agree that neither the Company nor any other Person makes or has made any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information made available to Parent, Merger Sub or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger Transactions).

4.10 No Other Representations or Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent or Merger Sub or their respective Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, none of Parent, Merger Sub or any other Person makes or has made any express or implied representation or warranty to the Company or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, or budget relating to Parent or any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by Parent and Merger Sub in this Article IV, any oral or written information presented to the Company or any of its respective Representatives in the course of their due diligence investigation of Parent or Merger Sub or the negotiation of this Agreement. Except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Representatives or any information developed by Parent, Merger Sub or any of their respective Representatives.

Article V

COVENANTS

5.1 Conduct of Business of the Company.

(a) The Company agrees that, during the period from the date hereof through the earlier of the Effective Time or the date of termination of this Agreement in accordance with Article VIII, except (i) for matters undertaken with the prior written consent of Parent, (ii) as set forth in Section 5.1(a) of the Company Disclosure Schedule, (iii) as required in accordance with this Agreement, or (iv) as required to comply with any Law or Order, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (A) conduct its business in the Ordinary Course of Business in all material respects (including any changes in their respective business practices adopted prior to the date hereof to address and adapt to COVID-19 (other than any workforce reduction) and any reasonably necessary COVID-19 Measures that may be implemented in good faith in response to a pandemic to protect the health and safety of the Company’s or its Subsidiaries’ employees), (B) preserve intact in all material respects its current business organization, assets and technologies, (C) keep available the services of the current officers and employees of the Company and each of its Subsidiaries (other than a termination by any officer or employee or where termination of such services is for cause) and (D) maintain its relations and goodwill as they exist as of the date of this Agreement with customers, suppliers, landlords, and other Persons having material business dealings with the Company, provided, that, for the avoidance of doubt, any change to the Company’s relations and goodwill with customers, suppliers, landlords, and other Persons having material business dealings with the Company related to or resulting from any action or inaction of the Company required in accordance with this Agreement, or at the direction of or permitted by Parent will not be deemed to be a violation of this Section 5.1(a). Prior to implementing any COVID-19 Measures, the Company shall to the extent reasonably practicable (1) notify Parent in writing of the Company’s intention to implement such COVID-19 Measures, and (2) consult in good faith with Parent regarding such COVID-19 Measures and give due consideration to any suggestions or feedback by Parent.

(b) Between the date of this Agreement and the earlier of the Effective Time and the date of termination of this Agreement in accordance with Article VIII, except for matters (i) undertaken with the prior written consent of Parent, (ii) as set forth in Section 5.1(b) of the Company Disclosure Schedule, (iii) as required in accordance with this Agreement, or (iv) as required to comply with any Law or Order, the Company shall not, nor shall it permit any of its Subsidiaries to, do any of the following:

(i) Organizational Documents / Matters. Amend any of the Company Organizational Documents or restructure, reorganize, dissolve or liquidate the Company or any of its Subsidiaries or form any Subsidiary or enter into any new line of business or abandon or discontinue any existing line of business;

(ii) Dividends. Make, declare or pay any dividend or distribution on any shares of its common stock, other than dividends and distributions by wholly owned Subsidiaries of the Company;

(iii) Common Stock. Split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ common stock or equity interests (including Company Warrants);

(iv) Equity.

(A) Purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of common stock, membership interests or other equity interests (including Company Warrants) of the Company or its Subsidiaries, except for (i) the acquisition by the Company of any Company Equity Award in connection with the forfeiture or cancellation of such Company Equity Award, (ii) transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company or (iii) purchases or redemptions pursuant to exercises of Company Options issued and outstanding as of the date hereof or the withholding of shares to satisfy net settlement or Tax obligations with respect to equity awards in accordance with the terms of such equity awards existing on the date hereof;

(B) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of Company Common Stock or other equity interests (including Company Warrants) in the Company or any of its Subsidiaries, or any class, or securities convertible into, or exchangeable or exercisable for, any shares of Company Common Stock or other equity interests (including Company Warrants), or any options, warrants or other rights of any kind to acquire any shares of Company Common Stock or other equity interests (including Company Warrants) or such convertible, exchangeable or exercisable securities of the Company or any of its Subsidiaries, other than (i) the issuance of shares of Company Common Stock in accordance with and as required by the Warrant Agreement or (ii) the issuance of shares of Company Common Stock upon the exercise of Company Options or settlement of Company RSUs outstanding as of the date hereof in accordance with the terms of such awards and Company Stock Plans;

(v) Acquisitions. Acquire by merger or consolidation with, or merge or consolidate with, or purchase any Person or acquire (including by merger, consolidation or acquisition of stock or assets), any assets, securities, businesses or properties, other than acquisitions of raw materials and other property in the Ordinary Course of Business and in amount not to exceed $10,000 in the aggregate;

(vi) Material Contracts. (A) modify, renew or terminate (other than expiration in accordance with its terms) any Material Contract, (B) enter into any Contract, that if entered into prior to the date hereof would have been a Material Contract (other than purchase orders, invoices or statements of work entered into in the Ordinary Course of Business involving payments not in excess of $25,000 individually and $100,000 in the aggregate) or (C) waive, release, or assign any material rights, claims, or benefits of the Company or its Subsidiaries under any Material Contract or any Contract that if entered into prior to the date of this Agreement would have been a Material Contract;

(vii) Material Assets. Sell, assign, transfer, convey, lease, sublease, or otherwise dispose of, grant, pledge, license, guarantee, mortgage, create or permit to be created any liens upon, any tangible assets or properties of the Company or its Subsidiaries, except for (A)

dispositions of obsolete or worthless equipment in the Ordinary Course of Business, (B) transactions in the Ordinary Course of Business to fulfill order obligations pursuant to customer orders existing as of the date hereof and customer orders that may be received in the Ordinary Course of Business following the date hereof and (C) transactions in the Ordinary Course of Business that represent a sale or transfer price of less than $25,000 individually and less than $100,000 in the aggregate;

(viii) Real Property. Acquire any ownership interest in any real property;

(ix) Employee Benefits. Except as otherwise required by applicable Law, existing Company Benefit Plans or any Material Contract, (A) grant any cash- or equity or equity-based incentive awards, bonus, severance, retention, change in control or termination or similar pay, (B) hire any new Company Service Provider or promote any Company Service Provider, (C) terminate any Company Service Provider with an annual target compensation in excess of $100,000, other than terminations for cause or due to death or disability, (D) terminate, adopt, enter into or amend any Company Benefit Plan, (E) increase or decrease the compensation or benefits payable or that become payable to any Company Service Provider other than in the Ordinary Course of Business with respect to any Company Service Provider with an annual target compensation of $100,000 or less, (F) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries for the benefit of any Company Service Provider, or (G) take any action to accelerate the time of payment, vesting, exercisability or funding of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries;

(x) Indebtedness. (A) Issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or otherwise incur or assume any indebtedness, (B) guarantee any indebtedness of another Person, except as issued or incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries;

(xi) Investments. Make any loans, advances or capital contributions to, or investments in, any other Person;

(xii) Taxes. (A) Make (inconsistent with past practice), change or revoke any material election in respect of Taxes, (B) amend, modify or otherwise change any filed income or other material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any closing agreement in respect of material Taxes executed on or prior to the Closing Date or enter into any material Tax sharing or similar agreement, (E) settle any claim or assessment in respect of material Taxes, (F) surrender or allow to expire any right to claim a refund of material Taxes or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;

(xiii) Dissolution. Adopt a plan of, or commence by corporate action, a complete or partial liquidation, dissolution or judicial restructuring, recapitalization or other reorganization, of the Company or its Subsidiaries;

(xiv) Legal Proceedings. Commence, waive, release, settle, offer or propose to enter into any settlement, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other Legal Proceedings, except for settlements that are in the Ordinary Course of Business that (A) involve only the payment of monetary damages (excluding monetary damages that are fully covered by the Company’s insurance policies) in an amount less than $25,000 individually or $100,000 in the aggregate, (B) do not impose any injunctive or other non-monetary relief on the Company, (C) do not involve the admission of wrongdoing by the Company or any of its Subsidiaries and (D) do not relate to this Agreement or the Merger Transactions;

(xv) Intellectual Property. (A) Enter into or become bound by any Material Contract, or modify, amend, renew or terminate any Material Contract, in each case related to the acquisition or disposition or granting of any rights to any Intellectual Property that is material to the Company and its Subsidiaries, or otherwise materially encumber any such Intellectual Property, (B) act or fail to act in any manner that would reasonably be expected to result in any loss, disposal of, abandonment, lapse, invalidity or unenforceability of any material rights to any Intellectual Property that is material to the Company and its Subsidiaries, or (C) disclose any material Trade Secret of the Company or its Subsidiaries to any Person, other than in the Ordinary Course of Business to Company Services Providers who have entered into a written confidentiality agreement or are otherwise subject to standard confidentiality obligations in accordance with procedures that are customarily used in the Company’s industry, in the case of each of (A) and (B), except in the Ordinary Course of Business;

(xvi) Collective Bargaining. Enter into, materially modify, materially amend, renew or extend any Labor Agreement, other than as required by applicable Law, or recognize or certify any labor union, labor organization, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(xvii) License. Terminate without replacement or fail to use commercially reasonable efforts to maintain any license material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(xviii) Accounting Practices. Make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Authority;

(xix) Insurance. Fail to maintain in effect without interruption or allow to lapse or terminate, including by failure to pay any required premiums or other fees, costs, and expenses, any insurance policy of the Company and its Subsidiaries;

(xx) Accounts Receivables. Make any change to the Company’s or any of its Subsidiaries’ policies or practices with respect to collection of accounts receivable or other current assets (including any delay or deferral of the payment or collection thereof and offering any discount, accommodation or other concession in order to accelerate or induce the collection of, any receivables) in violation of or not in accordance in any material respect with any Biweekly Budgets or Monthly Budgets;

(xxi) Permits. Cancel, surrender, allow to expire or fail to renew, any permits material to the Company and its Subsidiaries, taken as a whole;

(xxii) Inventory. Modify any inventory or supply purchase practices; or

(xxiii) Related Actions. Agree, authorize or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing contained in this Agreement shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company prior to the Effective Time.

5.2 Debt Reduction; Budget. Subject to the terms and conditions of this Agreement, during the period from the date hereof through the earlier of the Effective Time or the date of termination of this Agreement, the Company shall:

(a) use commercially reasonable efforts to not deviate from any Biweekly Budget or Monthly Budget in any material respect;

(b) use its commercially reasonable efforts to reduce or defer any ordinary course payables (as determined by the Company in its sole discretion but subject to compliance with the provisions of this Section 5.2); provided, however, that with respect to any payables other than as set forth in Section 5.2(b) of the Company Disclosure Schedule, (i) the Company shall only make payments in connection with this Section 5.2(b) during the last Business Day of the Biweekly Budget delivered to Parent in accordance with Section 5.2(c) and (ii) promptly following the delivery of each Biweekly Budget or Monthly Budget, use good faith and diligent efforts to consult with Parent and consider in good faith all comments provided by Parent with respect to the payment of such payables including with respect to the amount and timing of payment thereof; and

(c) prepare and deliver to Parent (i) biweekly budget plans and cash flow projections (such budget plans and cash flow projections, the “Biweekly Budgets”) and (ii) monthly budget plans and cash flow projections (such budget plans and cash flow projections, the “Monthly Budgets”), in each case, demonstrating that the Company has sufficient liquidity to operate the business through December 31, 2023 or otherwise demonstrating capital requirements satisfactory to Parent; provided that, the Company shall deliver to Parent an initial Biweekly Budget and Monthly Budget within seven days following the date of this Agreement. Each Biweekly Budget and Monthly Budget shall be (A) in the form mutually agreed by Parent and the Company within seven days of the date of this Agreement, (B) mutually agreed in substance by Parent and the Company and (C) prepared using such methodology mutually agreed by Parent and the Company within seven days of the date of this Agreement. Notwithstanding anything to the contrary in the foregoing, the Company shall promptly (in any event within one (1) Business Day) notify Parent in the event the Company exceeds or reasonably expects to exceed by 15% or greater the aggregate spending for the upcoming bi-weekly period.

5.3 Access to Information; Confidentiality.

(a) Upon reasonable advance written or electronic notice, subject to applicable logistical restrictions or limitations as a result of COVID-19 reasonably implemented by the Company or any COVID-19 Measures (which, for the avoidance of doubt, will not derogate from the Company’s obligations under this Section 5.3 to the extent such obligations can be satisfied by electronic means), the Company shall, and shall cause each of its Subsidiaries to, afford to Parent, Merger Sub and their respective Representatives reasonable access during normal business hours during the period from the date of this Agreement until the earlier of the Effective Time or the valid termination of this Agreement pursuant to Article VIII, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent: (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws (except to the extent publicly available on the SEC’s “EDGAR” filing system); and (ii) all other information concerning its business, properties and personnel as Parent or Merger Sub may reasonably request (including Tax Returns filed and those in preparation and the workpapers of its auditors). Nothing herein shall require the Company or any of its Subsidiaries to provide such access or information to the extent that such action (A) would reasonably be expected to result in a waiver of attorney-client privilege, work product doctrine or similar privilege, (B) specifically relates to the evaluation, deliberation or minutes of the Company Board (or any committee or subcommittee thereof) related to the Merger Transactions, the strategic and financial alternatives process leading thereto, or any information or materials provided to the Company Board (or any committee or subcommittee thereof) in connection therewith or (C) would reasonably be expected to violate any applicable Law or any confidentiality obligation owing to a third party; provided, however, other than with respect to the matters covered by the foregoing clause (B) (but only to such extent), the Company shall, to the extent legally permissible, inform Parent as to the general nature of what is being withheld and the Company shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to obtain the required consent or waiver of any third party required to provide such information, and implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection. No investigation pursuant to this Section 5.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All requests for access pursuant to this Section 5.3 must be directed to the Chief Financial Officer of the Company or another person designated in writing by the Company.

(b) During the period from the date of this Agreement until the earlier of the Effective Time or the valid termination of this Agreement pursuant to Article VIII, the Company shall promptly (orally and in writing): (i) notify Parent of any Legal Proceeding by any Person involving the Company or any of its Subsidiaries, any assets of the Company or any of its Subsidiaries or any Company Service Provider, or to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any Company Service Provider or Representatives in their capacity as such (each, a “New Litigation Claim”); (ii) notify Parent of any notice or other communication from any Governmental Authority (A) relating to the Merger Transactions or (B) indicating that a Permit has been revoked or is about to be revoked or that a Permit is required in any jurisdiction in which such Permit has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to have a Company Material Adverse Effect (each, a “Governmental Authority Notice”), (iii) notify Parent of ongoing material developments in any New Litigation Claim, Governmental Authority Notice and any Legal Proceeding that was existing prior to the date hereof, (iv) consult in good faith with Parent regarding the conduct of the defense of any New Litigation Claim, Governmental Authority Notice and any Legal Proceeding that was existing prior to the date hereof, and (v) notify Parent of any proceeding, voluntary or involuntary, involving bankruptcy, insolvency, receivership, reorganization, liquidation, wind-up or arrangement of the Company. With respect to any New Litigation Claim against the Company, any of its Subsidiaries or any Company Service Provider relating to this Agreement or the Merger Transactions, the Company shall consult with Parent and give Parent the opportunity to participate in the defense and settlement of any such litigation, and no such settlement shall be agreed to without Parent’s prior written consent. Without Parent’s prior written consent, the Company shall not (A) waive any provision of the Company Organizational Documents providing for the Court of Chancery of the State of Delaware as the exclusive forum for any such litigation or (B) consent to the selection of an alternative forum other than the Court of Chancery of the State of Delaware for any such litigation.

(c) Information disclosed under this Section 5.3 and otherwise pursuant to this Agreement shall be governed under the Confidentiality Agreement, dated as of April 12, 2023, by and between PureTech Health PLC and the Company (the “Confidentiality Agreement”).

(d) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company or any of its Subsidiaries before the Effective Time. Before the Effective Time, the Company shall, consistent with the terms of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

5.4 Employee Matters.

(a) If requested by Parent in writing at least five (5) business days prior to the Closing Date, the Company Board shall adopt a resolution terminating the Company 401(k) Plan (and any other plan maintained by the Company or any member of the “controlled group” that is intended to be qualified under Code Section 401(a) and includes a cash or deferred arrangement intended to qualify under Code Section 401(k)) effective as of the day prior to the Closing and shall provide evidence of such termination acceptable to Parent prior to the Closing; provided, that any amendment, suspension or termination of the Company 401(k) Plan shall not impact the benefits required to be provided pursuant to Section 5.4(c). Parent shall (i) allow eligible rollover contributions to the Parent 401(k) Plan of account balances of Continuing Employees (in cash) under the Company 401(k) Plan and (ii) to the extent permitted by the Parent 401(k) Plan, use commercially reasonable efforts to accommodate eligible rollover contributions to the Parent 401(k) Plan of account balances in loan notes evidencing loans to Continuing Employees as of the date of distribution, in each case from the Company 401(k) Plan as soon as practicable following the Closing Date. Immediately prior to the termination of the Company 401(k) Plan, the Company will have made all necessary payments to fund the contributions: (i) necessary or required to maintain the tax-qualified status of each such plan; (ii) for elective deferrals made pursuant to each such plan for the period prior to termination; and (iii) for any employer contributions (including any matching contributions) for the period prior to termination.

(b) Each employee of the Company or any of its Subsidiaries who becomes or remains, as applicable, an employee of Parent, the Surviving Company or any of their Subsidiaries on and following the Effective Time (each, a “Continuing Employee” and collectively, the “Continuing Employees”) shall be given credit for service with the Company or its Subsidiaries for purposes of participation in any applicable benefit programs of Parent or its Subsidiaries, to the same extent that such service was recognized prior to the Effective Time under the corresponding Company Benefit Plan, except that such service need not be credited to the extent that it would result in duplication of coverage or benefits or for purposes of a defined benefit pension plan or paid time-off. From and after the Effective Time, Parent shall or shall cause its Subsidiaries (including the Surviving Company) to use commercially reasonable efforts to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any U.S. group health plans of Parent or its Subsidiaries to be waived with respect to the Continuing Employees and their eligible dependents and (ii) give each of the Continuing Employees located in the United States credit for the plan year in which the Effective Time occurs toward applicable deductibles and annual out of pocket limits under any U.S. group health plans of Parent or its Subsidiaries for amounts paid prior to the Effective Time during the portion of the plan year prior to the Effective Time.

(c) Parent agrees that each Continuing Employee shall, during the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, be provided with (i) an annual rate of base salary or base wage that is no less favorable than the annual rate of base salary or base wage provided to such Continuing Employee by the Company or any of its Subsidiaries immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favorable than the annual cash bonus opportunities provided to such Continuing Employee by the Company or any of its Subsidiaries immediately prior to the Effective Time (excluding specific performance goals) and (iii) other benefits (excluding any equity-based compensation, change of control, transaction or retention bonuses, pension, or deferred compensation benefits) that are substantially comparable in the aggregate to either, at Parent’s election, (A) the employee benefits (subject to the same exclusions) provided to similarly situated employees of Parent and its Subsidiaries, or (B) those provided to such Continuing Employee by the Company or any of its Subsidiaries immediately prior to the Effective Time.

(d) Nothing in this Section 5.3, whether express or implied, shall confer upon any current or former employee of the Company, Parent, the Surviving Company or any of their respective Subsidiaries or Affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.3, and for the avoidance of doubt, nothing herein will preclude Parent, the Surviving Company or their respective Subsidiaries or Affiliates from terminating the employment of any Continuing Employee at any time and for any reason. No provision of this Section 5.3 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or any other employee benefit plan of the Company, Parent, Surviving Company or any of their respective Subsidiaries or Affiliates, or (ii) create any third party rights in any current or former employee, director or other service provider of Parent, the Company or any of their respective Affiliates (or any beneficiaries or dependents thereof).

5.5 Indemnification, Exculpation and Insurance.

(a) Parent and Merger Sub agree that following the Effective Time, Parent shall, and shall cause the Surviving Company to, fulfill and honor in all respects all rights to indemnification, exculpation, and advancement of expenses existing in favor of the current or former directors and officers of the Company (each “Indemnified Party”) as provided in the Company Organizational Documents or any indemnification agreements of the Company or its Subsidiaries set forth in Schedule 5.5(a) of the Company Disclosure Schedules in effect prior to the date of this Agreement for acts, errors or omissions occurring on or prior to the Effective Time, including in respect of the Merger Transactions, and such rights shall continue in full force and effect until the later of six years from and after the Effective Time or the expiration of the applicable statute of limitations with respect to any such claims against any Indemnified Party arising out of such acts, errors or omissions; provided, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made, and for which an Indemnified Party delivers a written notice to Parent within such six year period asserting a claim for such protections pursuant to this Section 5.5, shall continue until the final disposition of such claim. The rights to indemnification, exculpation, and advancement of expenses as provided in the Company Organizational Documents or any Contract of the Company or its Subsidiaries shall not be amended, repealed or otherwise modified from and after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party unless such modification is required by applicable Law.

(b) For six (6) years from and after the Effective Time, Parent shall, and shall cause the Surviving Company to, maintain officers’ and directors’ liability and fiduciary liability insurance in respect of acts, errors or omissions occurring on or before the Effective Time, including in respect of the Merger Transactions, covering each such person currently covered by the Company’s officers’ and directors’ liability and fiduciary liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect prior to the Effective Time. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if, at or prior to the Effective Time, the Company shall purchase six (6) year prepaid “tail” policies on terms and conditions providing coverage retentions, limits and other material terms no less favorable than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising at or prior to the Effective Time, except that the Company may not commit or spend on such “tail” policies annual premiums in excess of 300% of the annual premiums paid by the Company in its last full fiscal year prior to the Effective Time for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and if such premiums for such “tail” policies would exceed 300% of the Base Amount, then the Company shall purchase policies that provide the maximum coverage available at an annual premium equal to 300% of the Base Amount. Parent shall, and shall cause the Surviving Company to maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(c) In the event that Parent, the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Company assumes the obligations set forth in this Section 5.5.

(d) This Section 5.5 shall survive the Effective Time and shall continue for the periods specified herein and is intended to benefit the Indemnified Parties, each of whom may enforce the provisions of this Section 5.5 (whether or not parties to this Agreement). Each of the Persons referenced in the immediately preceding sentence are intended to be third party beneficiaries of this Section 5.5.

5.6 Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the parties to this Agreement will cooperate in good faith with each other and use (and will cause its Affiliates and Representatives to use) its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that, as promptly as practicable, the conditions set forth in Article VII are satisfied and to consummate the Merger Transactions as promptly as practicable, including by preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; provided, that (i) except as required by this Agreement, none of the Company, Parent, Merger Sub or their respective Subsidiaries will incur any fees and expenses or any other material obligations to satisfy the conditions set forth in Article VII, in each case, without the prior written consent of Parent and (ii) this Section 5.6 shall not apply to filings under or other actions in respect of any Regulatory Approvals, which shall be governed by the obligations set forth in Section 5.7.

5.7 Consents; Filings; Further Action.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall use its commercially reasonable efforts to promptly (i) obtain any consents, approvals, registrations, waivers, permits, orders, clearances or other authorizations from, and make any filings and notifications with, any Governmental Authority or third party necessary, proper or advisable under any antitrust Law or any other applicable Law to consummate the Merger Transactions, (ii) make any other submissions necessary, proper or advisable in connection with the Merger Transactions under the Securities Act, the Exchange Act, the DGCL, the DLLCA, and the NYSE or Nasdaq rules and regulations, as applicable, and any other applicable Law and (iii) take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 5.7 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under such Laws (collectively, “Regulatory Approvals”). Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications. Without limiting the foregoing, Parent and the Company shall reasonably cooperate to file a notification with Italy’s Presidency of the Council of Ministers (the “Presidency”) pursuant to Article 2 of Italy’s Law Decree No. 21/2012, converted with amendments by Law No. 56/2012. In furtherance of the foregoing, Parent shall pay or shall cause to be paid all filing fees payable for filings required with the Presidency in connection with the Merger Transactions which fees shall be paid by Parent or Merger Sub when due.

(b) Each of Parent and the Company shall promptly inform the other party upon receipt of any communication from any Governmental Authority regarding the Merger Transactions. If Parent or the Company receives a request for additional information from any Governmental Authority that is related to the Merger Transactions, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request as promptly as reasonably practicable. Subject to Section 5.7(c), each of Parent and the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable (including making any filings or notices required or requested by any Governmental Authority) under applicable Laws to consummate and make effective the Merger Transactions as expeditiously as practicable. No party shall participate in any meeting or engage in any material substantive conversation with any Governmental Authority related to the Merger Transactions without giving the other party prior notice of the meeting or conversation and, subject to applicable privilege and consistent with any direction or instruction from such Governmental Authority, the opportunity to attend and participate. Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with any Governmental Authority in connection with the Merger Transactions.

(c) Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 5.7 or elsewhere in this Agreement shall be deemed to require Parent to take any of the following actions: (i) resolve or defend against any objections that may be asserted by any Governmental Authority with respect to the Merger Transactions; (ii) sell, license, divest, dispose or hold separate any assets, entities or businesses of Parent, the Company or their respective Subsidiaries (including, after the Effective Time, of the Surviving Company or any of its Subsidiaries); (iii) terminate, amend or assign existing relationships or contractual rights or obligations; or (iv) otherwise take actions that would limit its freedom of action with respect to, or its ability to retain, one or more of its respective businesses, assets, customers, product lines, or rights or interests therein of Parent, the Company or any of their respective Subsidiaries (including the Surviving Company or any of its Subsidiaries).

(d) Parent shall not require the Company or its Subsidiaries to, and the Company and its Subsidiaries shall not be required to, take any action with respect to any Order or any applicable Law which would bind the Company or its Subsidiaries prior to the Effective Time or in the event the Merger does not occur.

5.8 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release in the form reasonably agreed to by the parties, and following such initial press release, the Company and Parent shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements or broad communications directed to such party’s employees, independent contractors and/or non-employee service providers, suppliers, customers, partners, vendors or stockholders with respect to the Merger Transactions and this Agreement and shall not issue any such press release or make any such public statement or broad communication prior to such consultation and the consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided, that neither Parent nor the Company shall be obligated to engage in such consultation with respect to communications (including communications directed to such party’s employees, independent contractors and/or non-employee service providers, suppliers, customers, partners, vendors or stockholders) that are consistent with public statements previously made in accordance with this Section 5.8; provided, further, that the restrictions set forth in this Section 5.8 shall not apply to any release or public statement (a) made or proposed to be made by the Company or Parent with respect to a Takeover Proposal, a Superior Proposal or an Adverse Recommendation Change or any action taken pursuant thereto or (b) in connection with any dispute between the parties regarding this Agreement or the Merger Transactions.

5.9 Fees and Expenses. Except as explicitly provided for otherwise in this Agreement, whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the Merger Transactions (“Expenses”) shall be paid by the party incurring those Expenses.

5.10 Rule 16b-3. Prior to the Effective Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required or advisable to cause dispositions of the Company’s equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.11 Notification of Certain Matters. Prior to the Effective Time, the Company shall give prompt notice to Parent of (a) any Legal Proceedings commenced or, to the Knowledge of the Company, threatened against the Company which relates to this Agreement or the Merger Transactions and (b) any known fact, event or circumstance that would reasonably be likely to result in the failure of any of the conditions set forth in Article VI to be satisfied. No such notification (or failure to provide such notification) shall constitute a breach of this Agreement or affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

5.12 SEC Filings; Other Actions.

(a) As promptly as reasonably practicable after the execution of this Agreement, the Company shall use commercially reasonable efforts to prepare and file a proxy statement with the SEC in preliminary form relating to the Company Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”), which shall, unless the Company Board shall have made an Adverse Recommendation Change in compliance with Article VI, include the Company Board Recommendation. Parent and Merger Sub, and their counsel, shall be given a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, before it (or such amendment or supplement) is filed with the SEC or disseminating any such documents or any responses relating to such documents to the stockholders of the Company, and the Company shall give due consideration in good faith to any additions, deletions or changes suggested thereto by Parent and Merger Sub or their counsel. Parent and Merger Sub shall furnish all information that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by this Agreement concerning themselves and their Affiliates as promptly as practicable after the date hereof.

(b) The Company, Parent and Merger Sub shall cooperate to, concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13E-3”) relating to the transactions contemplated by this Agreement. The Company shall provide Parent and Merger Sub with a reasonable opportunity to review and comment on the Schedule 13E-3, including all amendments and supplements thereto, prior to filing the Schedule 13E-3 (or such amendment or supplement) with the SEC, and the Company shall give due consideration in good faith to any additions, deletions or changes suggested thereto by Parent and Merger Sub or their counsel.

(c) Each of the Company, Parent and Merger Sub shall promptly notify the other party, as applicable, of the receipt of all comments from the SEC with respect to the Proxy Statement or Schedule 13E-3 and of any request by the SEC for any amendment or supplement thereto or for additional information and shall reasonably promptly provide the other party and its counsel with copies of any written comments and a summary of any oral comments that such party or any of its Representatives receive from the SEC or its staff with respect to the Proxy Statement or the Schedule 13E-3, as applicable, as promptly as practicable after receipt of such comments, and any written or oral responses thereto. Each of the Company, Parent and Merger Sub shall provide the other parties and their respective outside legal counsel with a reasonable opportunity to review any such responses and the Company shall give due consideration in good faith to the additions, deletions or changes suggested thereto by Parent and Merger Sub and their counsel. Each of the Company, Parent and Merger Sub shall provide the other parties and their respective outside legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC with respect to the Proxy Statement or the Schedule 13E-3, as applicable. The Company, Parent and Merger Sub shall use their commercially reasonable efforts to respond as promptly as practicable to comments by the SEC staff in respect of the Proxy Statement or the Schedule 13E-3, and the Company shall cause the definitive Proxy Statement and Schedule 13E-3 to be mailed to the Company Stockholders as of the record date established for the Company Meeting as promptly as possible after confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement (such date, the “SEC Clearance Date").

(d) The Company, Parent and Merger Sub agree, as to themselves and their Affiliates, that the Proxy Statement and Schedule 13E-3 will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Company, Parent and Merger Sub shall ensure that none of the information supplied by it for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3 will, at the date of mailing to stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that (i) the Company assumes no responsibility with respect to information supplied by or on behalf of Parent, Merger Sub, their respective Affiliates or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3 and (ii) Parent and Merger Sub assume no responsibility with respect to information supplied by or on behalf of the Company, its Affiliates or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3. If at any time prior to the Company Meeting, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates or its or their respective Representatives, should be discovered by a party, which information should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3, as applicable, so that either the Proxy Statement or Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable following such discovery notify the other party or parties (as the case may be) and after such notification, as and to the extent required by applicable Law, (A) the Company shall promptly prepare (with the assistance of Parent and Merger Sub as provided for in this Section 5.12) an amendment or supplement to the Proxy Statement, (B) the Company, Parent and Merger Sub shall promptly prepare an amendment or supplement to the Schedule 13E-3, and/or (C) the Company shall cause the Proxy Statement or Schedule 13E-3 as so amended or supplemented to be filed with the SEC and to be disseminated to its stockholders.

(e) Unless this Agreement is terminated in accordance with its terms, the Company shall (i) in consultation with Parent, as promptly as reasonably practicable take all action necessary in accordance with the DGCL, the Company Organizational Documents to duly call, give notice of, convene and hold a meeting of the Company Stockholders as promptly as reasonably practicable after the SEC Clearance Date (which meeting shall in no event be scheduled initially for a date that is later than the 35th day following the first mailing of the Proxy Statement to the stockholders of the Company without the written consent of Parent), for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”), and (ii) subject to an Adverse Recommendation Change in compliance with Section 5.12(f), shall include the Company Board Recommendation in the Proxy Statement and use its commercially reasonable efforts to solicit from the Company Stockholders proxies in favor of the adoption of this Agreement and the Merger Transactions, and obtain the Company Stockholder Approval, and shall not postpone or adjourn the Company Meeting. Unless Parent previously consents in writing, no matters other than (x) seeking the Company Stockholder Approval, (y) seeking advisory approval of certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder and (z) an adjournment proposal shall be submitted to the Company Stockholders for approval at the Company Meeting. The Company may postpone or adjourn the Company Meeting from time to time only (A) if Parent has consented to such action in writing, (B) if the Company Board has determined in good faith, after consultation with Parent, that such delay is required by applicable Law to comply with comments made by the SEC with respect to the Proxy Statement or to allow reasonable time for the mailing of any supplemental or amended disclosure required thereby, (C) to solicit additional proxies, if the Company reasonably believes there will be insufficient shares of common stock of the Company represented (either in person or by proxy) to constitute a quorum necessary either to conduct the business of the Company Meeting or to obtain the Company Stockholder Approval; provided that the Company shall reconvene the Company Meeting at the earliest practicable date on which the Company Board reasonably expects to have sufficient affirmative votes to adopt this Agreement (it being agreed in any event that the Company may not postpone or adjourn the Company Meeting on more than two (2) occasions pursuant to this clause (C) without Parent’s prior written consent) or (D) if required by Law; provided, however, that no such postponement or adjournment shall delay the Company Meeting by more than ten (10) calendar days from the prior-scheduled date or to a date on or after the fifth (5th) Business Day preceding the Outside Date. The Company shall provide Parent and Merger Sub with a reasonable opportunity to review drafts of any documents related to the Company Meeting and will consider in good faith any comments provided by Parent and Merger Sub or their counsel in connection with such review. The Company shall keep Parent and Merger Sub informed on a reasonably current basis regarding its solicitation efforts and proxy tallies following the mailing of the definitive Proxy Statement to the Company Stockholders.

(f) Except as otherwise permitted in this Section 5.12(f), the Company Board shall not (i) withdraw (or qualify or modify in any manner), or propose publicly to withdraw (or qualify or modify in any manner), the Company Board Recommendation (it being agreed that it shall be considered a modification of the Company Board Recommendation if (1) any Takeover Proposal structured as a tender or exchange offer is commenced and the Company Board fails to publicly recommend against acceptance of such tender or exchange offer by the Company’s stockholders within ten (10) Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (2) any Takeover Proposal is publicly announced (other than by the commencement of a tender or exchange offer) and the Company Board fails to issue a public press release within five (5) Business Days of such public announcement providing that the Company Board reaffirms the Company Board Recommendation), (ii) approve, recommend or declare advisable any Takeover Proposal (or propose to approve, recommend or declare advisable any Takeover Proposal) (it being agreed that the Company Board shall be considered to have approved any Takeover Proposal if the Company enters into an Acquisition Agreement with respect to a Takeover Proposal), (iii) fail to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent so requests in writing (it being agreed that the Company will have no obligation to make such reaffirmation on more than two separate occasions with respect to any Takeover Proposal (it being understood that any material modification to the terms of any Takeover Proposal will be deemed to be a new Takeover Proposal)) or (iv) fail to include the Company Board Recommendation in the Proxy Statement (any such action, an “Adverse Recommendation Change”). Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board may effect an Adverse Recommendation Change and/or cause the Company to terminate this Agreement pursuant to Section 8.2 in response to a Superior Proposal received by the Company at any time after the date of this Agreement if (but only if): (A) the Company Board shall have determined in good faith (after consultation with its outside legal and financial advisors) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; (B) the Company shall have given Parent at least four (4) Business Days prior written notice of the Company’s intention to effect an Adverse Recommendation Change or terminate this Agreement in response to such Superior Proposal, which shall include a description of the terms and conditions of the Superior Proposal, the identity of the Person making the Superior Proposal and a copy of any acquisition-related agreements (whether binding or non-binding) relating to such Superior Proposal, including any related financing commitments, if any; (C) the Company shall have complied in all material respects with its obligations pursuant to Section 6.3 and this Section 5.12 with respect to such Superior Proposal; (D) the Company shall have negotiated in good faith with Parent and its Representatives (to the extent Parent desires to negotiate) with respect to the terms and conditions of this Agreement to enable Parent to propose any adjustments in the terms and conditions of this Agreement such that such Takeover Proposal would cease to constitute a

Superior Proposal; (E) following such four (4) Business Day period, the Company Board (after consultation with its financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement that are binding on Parent and Merger Sub and irrevocable by Parent and Merger Sub until the expiration of the foregoing four-Business Day period (assuming the execution and delivery by the Company of the applicable acquisition-related agreements (whether binding or non-binding)) and any other information provided by Parent) shall have determined that the failure of the Company Board to make such an Adverse Recommendation Change or to terminate this Agreement would be inconsistent with its fiduciary duties under applicable Law; and (F) in the event of a termination of this Agreement in order to cause the Company to enter into an acquisition-related agreement (whether binding or non-binding) with respect to such Superior Proposal (other than an Acceptable Confidentiality Agreement) (an “Acquisition Agreement”), the Company shall have validly terminated this Agreement in accordance with Section 8.2, including paying the Termination Fee. In the event of any material amendments or modifications to such Takeover Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.12(f) with respect to such new written notice (it being understood that upon the delivery of a new notice the four (4) Business Day period shall be deemed to be the longer of (x) a three (3) Business Day period or (y) the number of Business Days remaining on the prior notice).

(g) In addition, notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board may also effect an Adverse Recommendation Change in response to an Intervening Event in the event that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to take such action would be inconsistent with its fiduciary duties under applicable Law if (but only if): (i) the Company Board shall have given Parent at least four (4) Business Days prior written notice of the Company’s intention to effect an Adverse Recommendation Change in response to such Intervening Event, which shall include a description in reasonable detail of the applicable Intervening Event; (ii) the Company Board shall have given Parent an opportunity to meet and negotiate with the Company and its advisors during the foregoing four (4) Business Day period (to the extent that Parent desires to so meet and negotiate) to discuss the foregoing Intervening Event and any adjustments or revisions to the terms of this Agreement proposed by Parent in response thereto to obviate the need to effect an Adverse Recommendation Change; and (iii) following such four (4) Business Day period, the Company Board, after consultation with the Company’s outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement, shall have determined that the failure of the Company Board to make such an Adverse Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law; provided, that each time any material amendment or modification to the Intervening Event occurs, the Company shall notify Parent of such amendment or modification in writing and the time period set forth in the preceding clause (ii) shall recommence and be extended for three (3) Business Days from the day of such notification.

(h) Nothing contained in this Agreement shall prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under applicable Law or rules and policies of NYSE, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to stockholders) or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with the exercise of its fiduciary duties under applicable Law; provided that (1) any such statement or disclosure pursuant to this Section 5.12(h) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board and the rights of Parent under this Section 5.12, and (2) nothing in the foregoing will be deemed to permit the Company or the Company Board to effect an Adverse Recommendation Change other than in accordance with Section 5.12(f).

5.13 Takeover Laws. The Company shall (a) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Merger Transactions and refrain from taking any actions that would cause the applicability of such Laws and (b) if the restrictions of any Takeover Law become applicable to any of the Merger Transactions, take all action necessary to ensure that the Merger Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Takeover Law on the Merger Transactions.

5.14 Bridge Financing. Parent shall, as soon as practicable after the execution of this Agreement (and no later than one (1) Business Day) pay, or cause to be paid, to the Company by wire transfer of immediately available funds Three Million Dollars ($3,000,000) pursuant to the terms and conditions of the Convertible Senior Secured Promissory Note entered into concurrently with the execution of this Agreement.

5.15 De-Registration. Prior to the Effective Time, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and the rules and policies of the SEC or any other applicable Governmental Authorities to cause the deregistration of all applicable Company Warrants, Company Common Stock and any other securities issued by the Company or any of its Subsidiaries as promptly as practicable after the Effective Time (provided that no such action shall be required to be effective prior to the Effective Time).

5.16 Grants; Financing Arrangements; RIF Agreements. Each of the parties to this Agreement shall cooperate in good faith with each other and use (and shall cause its Affiliates and Representatives to use) its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable in connection with the Grants, Financing Arrangements, and RIF Agreements.

5.17 Interim Operations of Merger Sub. During the period from the date hereof through the earlier of the Effective Time or the date of termination of this Agreement, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

5.18 Structuring Amendment. At any time from the date of this Agreement to the seventh (7th) Business Day prior to the Company Meeting, Parent has the right, but not obligation, to determine to change the structure of the Merger Transactions set forth in Article I and Article II such that Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Structuring Amendment”). Each party to this Agreement agrees that, in the event that Parent determines to effectuate the Structuring Amendment, the parties to this Agreement shall enter into an amendment to this Agreement to effectuate the Structuring Amendment.

5.19 FIRPTA Certificate. The Company shall deliver to Parent at or prior to the Closing (a) a certification of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c) dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of the Company, certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2) and (b) an IRS Form W-9 validly completed by the Company.

5.20 Letter of Transmittal. The Company shall use (and will cause its Affiliates and Representatives to use) its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to cause the Non-Exchanging Holders to submit the letter of transmittal contemplated by the BCA to the Exchange Agent (as defined in the BCA) prior to the Closing and to cause the Exchange Agent to accept such letter of transmittal and issue the Capstar Shares (as defined in the BCA) issuable in exchange for such letter of transmittal prior to the Closing.

5.21 Call Option Notice. Pursuant to Section 1 of the Letter Agreement, dated as of October 21, 2020, by and between Gelesis, Inc. and One S.r.l. (the “Call Option Agreement”), the Company shall cause Gelesis, Inc. to deliver the notice of an anticipated Call Option Event (as defined in the Call Option Agreement) to One S.r.l. within ten (10) Business Days after the date of this Agreement. The Company shall promptly notify Parent upon the receipt of an exercise of such notice or the termination of the Call Option Agreement.

Article VI
GO-SHOP PERIOD AND NO SOLICITATION

6.1 Go-Shop Period. Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. Eastern time on July 1, 2023 (the “No-Shop Period Start Date” and such period of time, the “Go-Shop Period”), the Company and its Subsidiaries and their respective Representatives shall have the right to (and may without restriction hereunder but subject to compliance with the terms of this Agreement): (a) solicit, initiate, propose, induce the making or submission of, encourage or facilitate in any way any offer or proposal that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, including by providing information (including non-public information and data) relating to the Company and any of its Subsidiaries and affording access to the businesses, properties, assets, books, records or other non-public information, or to any personnel, of the Company and its Subsidiaries to any Person (and its Representatives, including potential financing sources of such Person) that has entered into an Acceptable Confidentiality Agreement; provided, that the Company shall provide Parent and Merger Sub (and their Representatives, including financing sources) with access to any information or data that is provided to any Person given such access that was not previously made available (whether prior to or after the execution of this Agreement) to Parent or Merger Sub substantially concurrently with the time it is provided to such Person (and in any event within 24 hours thereof); and (b) continue, enter into, engage in or otherwise participate in any discussions or negotiations with any Person (and their respective Representatives, including potential financing sources of such Person) regarding any Takeover Proposals (or inquiries, offers or proposals or any other effort or attempt that could reasonably be expected to lead to a Takeover Proposal), and cooperate with or assist or participate in, or facilitate in any way, any such inquiries, offers, proposals, discussions or negotiations or any effort or attempt to make any Takeover Proposals or other proposals that could reasonably be expected to lead to Takeover Proposals, including by granting a waiver, amendment or release under any pre-existing “standstill” or other similar provision to the extent necessary to allow for a Takeover Proposal or amendment to a Takeover Proposal to be made confidentially to the Company or the Company Board. The Company shall notify Parent that it has entered into an Acceptable Confidentiality Agreement within 24 hours after the execution thereof.

6.2 No-Shop Period.

(a) Subject to the provisions of this Section 6.2, commencing on the No-Shop Period Start Date and continuing until the earlier of the Effective Time and the date of termination of this Agreement, the Company shall not, and shall cause its Subsidiaries and its and their respective directors and officers not to, and shall use its commercially reasonable efforts to cause its other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate the making or submission of any offer or proposal that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (ii) participate in any discussions or negotiations regarding a Takeover Proposal with, or furnish any nonpublic information relating to the Company or its Subsidiaries for the purpose of facilitating a Takeover Proposal to, any Person that has made or, to the Knowledge of the Company, is considering making a Takeover Proposal (except, in each case, to notify such Person as to the existence of the provisions of this Section 6.2), or afford any Person access to the businesses, properties, assets, books, records or other non-public information, or to any personnel, of the Company or its Subsidiaries for the purpose of encouraging, inducing or facilitating a Takeover Proposal, (iii) approve, endorse or recommend any proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal, or (iv) enter into any letter of intent, agreement in principle, memorandum of understanding, or other acquisition agreement, merger agreement or similar agreement with respect to a Takeover Proposal (except for an Acceptable Confidentiality Agreement permitted hereunder). From the date of this Agreement until the earlier of the Effective Time and the date of termination of this Agreement, the Company will be required to enforce, and will not waive, terminate or modify any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) unless the Company Board has determined in good faith, after consultation with its outside counsel, that the failure to take such action (A) would prohibit the counterparty from making a Takeover Proposal to the Company Board and (B) would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(b) Subject to the terms of this Section 6.2, from the No-Shop Period Start Date until the earlier of the Effective Time and the date of termination of this Agreement, the Company will, and will cause its Subsidiaries and its and their respective officers and directors to, and shall use its commercially reasonable efforts to cause its other Representatives to, (i) cease and cause to be terminated any discussions or negotiations with any Person and its Representatives that is prohibited by this Section 6.2, (ii) request the prompt return or destruction of all non-public information concerning the Company and its Subsidiaries theretofore furnished to any such Person with whom a confidentiality agreement with respect to an actual or potential Takeover Proposal was entered into at any time within twelve (12) months immediately preceding the No-Shop Period Start Date, (iii) cease providing any further information with respect to the Company or any Takeover Proposal to any such Person or its Representatives and (iv) terminate all access granted to any such Person and its Representatives to any physical or electronic data room (or any other diligence access). Notwithstanding anything in Section 6.2(a) or this 6.2(b) to the contrary, at any time prior to the adoption of this Agreement by the Company’s stockholders, the Company may continue to engage in the activities described in Section 6.1 (but subject to compliance with all of the requirements set forth therein) with respect to any Excluded Party (but only for so long as such Person is and remains an Excluded Party (provided that at any time that a Person ceases to be an Excluded Party, such Person may thereafter never become an Excluded Party)), including with respect to any amended or modified Takeover Proposal received from any Excluded Party following the No-Shop Period Start Date, and the restrictions in Section 6.2(a) shall not apply with respect thereto for so long as such Person is and remains an Excluded Party.

(c) Notwithstanding anything in Section 6.2(a) to the contrary, at any time prior to the adoption of this Agreement by the Company’s stockholders, if the Company receives a Takeover Proposal from a third party that was not received in response to, or as a result of, actions that constitute a breach of Section 6.2(a), and if the Company Board determines in good faith, after consultation with outside legal and financial advisors, that such Takeover Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take the actions contemplated by this Section 6.2 would be inconsistent with its fiduciary duties under applicable Law, then the Company may: (A) engage in discussions or negotiations with the third party (including its Representatives and potential equity and debt financing sources) with respect to such Takeover Proposal, and (B) furnish nonpublic information to the third party making such Takeover Proposal (and its Representatives and potential equity and debt financing sources) if, prior to so furnishing such information, the third party has executed an Acceptable Confidentiality Agreement with the Company, provided that the Company provides to Parent and Merger Sub (and their respective Representatives) any information or data that is provided to such third party that was not previously made available to Parent or Merger Sub prior to or substantially concurrently with the time it is provided to such third party (and in any event within 24 hours thereof). The Company shall notify Parent that it has entered into an Acceptable Confidentiality Agreement within 24 hours after the execution thereof.

(d) Without limiting the foregoing, the Company agrees that if any of its or its Subsidiaries’ Representatives acting at the direction of or on behalf of the Company Board or any committee thereof takes (or omits to take) any action that if taken (or not taken) by the Company would constitute a breach of this Section 6.2, then such action (or inaction) shall be deemed to constitute a breach of this Section 6.2 by the Company.

6.3 Notices. As promptly as reasonably practicable, the Company shall deliver to Parent (a) a written notice setting forth the identity of any Excluded Party from which the Company has received during the Go-Shop Period a Takeover Proposal, (b) a copy of any written materials provided to the Company by such Person or group making such Takeover Proposal, request or inquiry, and (c) a written summary of the material terms and conditions or request for information or inquiry provided orally. Thereafter, the Company shall keep Parent reasonably informed of the status of discussions and negotiations with respect to, and the material terms and conditions (including all material amendments or proposed material amendments) of, any such Takeover Proposal and promptly (and in no event later than twenty-four (24) hours thereafter) (i) upon receipt by or on behalf of the Company of any written amendment or written proposed amendment of, or other material proposal with respect to, any such Takeover Proposal, the Company shall give Parent a copy thereof and (ii) upon receipt by or on behalf of the Company of any material oral amendment to, any such Takeover Proposal, the Company shall give Parent a written summary thereof. In addition, the Company shall (whether during or after the Go-Shop Period) promptly (and in any event within 24 hours) notify Parent of (A) the entry by the Company or any of its Subsidiaries into an Acceptable Confidentiality Agreement with a third party who has made or could make a Takeover Proposal (or, if such third party was already party to a confidentiality agreement with the Company or any of its Subsidiaries, then the Company shall instead notify Parent within 24 hours of granting data room access to such third party or its representatives, it being understood that such notification need only be made one time with respect to such third party and its representatives) and (B) any Takeover Proposal received by the Company or any of its Subsidiaries or Representatives, which notice shall be provided orally and in writing, and which shall identify the material terms and conditions thereof and, thereafter, any material change to the terms thereof and the Person or group making such Takeover Proposal and include copies of all documents and other written materials (including any letter of intent, term sheet or draft of a definitive agreement) submitted with such Takeover Proposal. From and after the expiration of the Go-Shop Period, the Company shall keep Parent reasonably informed on a reasonably current basis of the status and any material developments (including all amendments or proposed amendments, whether or not in writing) regarding any Takeover Proposals or any material change to the terms of any such Takeover Proposal, and promptly (and in any event within twenty-four (24) hours) provide Parent with copies of all documents and other written materials (including any letter of intent, term sheet or draft or definitive agreement) relating to any Takeover Proposal (including the financing thereof). Without limiting the parties’ rights and obligations under Section 5.12(f), it is understood and agreed that any contacts, disclosures, discussions or negotiations expressly permitted under this Article VI shall not (in and of itself) constitute an Adverse Recommendation Change.

Article VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger are subject to the satisfaction or waiver on or before the Effective Time of each of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Orders. No Law or Order issued by any Governmental Authority of competent jurisdiction shall be in effect (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits or makes illegal consummation of the Merger.

(c) Consents. (i) The Presidency shall have issued a decision clearing the Merger Transactions without conditions, prescriptions, recommendations or similar measures in regard to Parent, the Company or its Subsidiaries (or only with conditions, prescriptions, recommendations or similar measures in regard to Parent, the Company or its Subsidiaries that are deemed acceptable by Parent in its sole discretion), (ii) the Presidency shall have declared the Merger Transactions outside the scope of Law Decree No. 21/2012 or (iii) the relevant review period set forth by Article 2 of Law Decree No. 21/2012, eventually as extended pursuant to Article 2 of Law Decree No. 21/2012, shall have expired with no express decision of the Presidency.

7.2 Conditions to Parent’s Obligation to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or before the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company:

(i) set forth in Section 3.4(a) (Capitalization) shall be true and correct in all respects, other than inaccuracies that are de minimis in amount (meaning that such inaccuracies, collectively, would not result in any increase in the aggregate consideration payable by Parent and Merger Sub as contemplated by Article I and Article II of this Agreement other than a de minimis increase), in each case, as of the date of the Agreement and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(ii) set forth in Section 3.1 (Organization and Good Standing), Section 3.2 (Corporate Authorization), Section 3.23 (Brokers and Financial Advisors) and Section 3.27 (State Takeover Laws) (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and

(iii) set forth in this Agreement, other than those sections specifically identified in clauses (i) and (ii) of this paragraph (a), shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made on such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Compliance with Covenants. The Company shall have performed and complied in all material respects with all obligations, covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Company Material Adverse Effect Condition. A Company Material Adverse Effect shall not have occurred after the date of this Agreement that is continuing.

(d) Certificate. Parent shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the CEO or CFO of the Company, certifying that the conditions set forth in clause (a), (b) and (c) have been satisfied.

(e) D&O Resignation. Parent and Merger Sub shall have received a resignation letter (in a form reasonably acceptable to Parent) from each director of the Company, if and as requested by Parent in writing at least five (5) Business Days prior to Closing, effectuating the resignation of such director as a member of the Company Board effective as of the Effective Time.

(f) FDA Matters. In connection with the Company’s submission K230133/S001 accepted for substantive review by the FDA on May 9, 2023 (the “Submission”):

(i) except where the FDA has granted 510(k) clearance to the product, the Submission shall have remained under review by the FDA from the date hereof through the Closing Date and the FDA shall not have completed its review cycle; and

(ii) the Company shall not have received (A) a “not substantially equivalent letter” from the FDA nor (B) another notice from the FDA identifying any major deficiencies or minor deficiencies, which, individually or in the aggregate (x) would not reasonably be likely to be resolved to the FDA’s satisfaction by December 31, 2023 and/or (y) are reasonably expected to, or do in fact, cost in excess of $200,000 to remediate (in the case of clauses (x) and (y), as determined by Parent in good faith after consultation with the Company with respect to such matters) (the occurrence of (A) or (B), a “Burdensome Event”).

(g) Bankruptcy. None of the Company or any of its Subsidiaries shall be subject to any bankruptcy, reorganization, liquidation, receivership or insolvency proceeding and shall not have taken any formal corporate action to commence any bankruptcy, reorganization, liquidation, receivership or insolvency proceeding.

(h) Promissory Notes. The following shall have been obtained and shall be in full force and effect (in each case, in form and substance satisfactory to Parent):

(i) Consent to Assignment. Each of the holders (the “Holders”) of the Short Term Promissory Notes (the “2022 Notes”) as set forth on Section 7.2(h)(i) of the Company Disclosure Schedule shall have provided written consent to the assignment of such 2022 Notes from the Company to the Surviving Company; provided, that this Section 7.2(h)(i) shall be deemed to have been satisfied in the event an amendment to this Agreement to effect the Structuring Amendment is entered into accordance with Section 5.18.

(ii) Amendment to 2022 Notes. The 2022 Notes shall have been amended (A) to permit the conversion of all the outstanding debt obligations under the Short Term

Notes (including, without limitation, all unpaid interest thereon, fees and penalties) into shares of a class of equity of the Surviving Company or the surviving company upon the merger of Merger Sub with and into the Company in the event an amendment to this Agreement to effect the Structuring Amendment is entered into in accordance with Section 5.18, in either case, as determined by Parent in its sole discretion (provided, however, that the economic terms shall be generally consistent with the terms governing the conversion of the Convertible Senior Secured Promissory Notes (as may be amended, restated, amended and restated, supplemented and/or otherwise modified from time to time) as set forth on Section 7.2(h)(ii) of the Company Disclosure Schedule (B) to reflect any other terms reasonably determined by Parent in its sole discretion).

(i) RIF Payment Deferral. Gelesis S.r.l. shall have provided documentation in form and substance satisfactory to Parent that Gelesis S.r.l. and Fondo per la Ricerca e l’Innovazione S.r.l. (“Fondo”) shall have signed a binding agreement whereby Fondo has agreed to (i) defer all of the outstanding principal payment of €1,875,000 payable by Gelesis S.r.l. under Section 4.1 of that certain Quotaholder Loan Agreement, by and between Fondo and Gelesis S.r.l., dated as of July 29, 2020 (as may be amended, restated, amended and restated, supplemented and/or otherwise modified from time to time) from December 31, 2023 to December 31, 2025 (the “RIF Payment Deferral”), such that the payment obligations thereof shall commence on December 31, 2025, and (ii) amend any other provisions in any RIF Agreement related to or in connection with the RIF Payment Deferral.

7.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to effect the Merger are subject to the satisfaction or waiver on or before the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein), shall be true and correct as of the date of the Agreement and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed or complied in all material respects with all obligations, covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing.

(c) Parent shall have delivered to the Company the Merger Sub Consent, signed by Parent as the sole member of Merger Sub, within 24 hours following the execution of this Agreement.

(d) Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an authorized signatory of Parent, certifying that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

Article VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger Transactions abandoned by mutual written consent of Parent (and for all purposes under this Article VIII, any termination by Parent also being an effective termination by Merger Sub) and the Company.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger Transactions abandoned by either Parent or the Company at any time prior to the Effective Time upon written notice to the other party:

(a) at any time after 12:01 a.m. Eastern Time on October 12, 2023 (the “Outside Date”) if the Effective Time shall not have occurred on or before the Outside Date; provided, that the right to terminate this Agreement under this Section 8.2(a) shall not be available to any party to this Agreement if the failure of such party to perform any of its covenants or agreements under this Agreement that constitutes a material breach of this Agreement by such party has been a principal cause of the failure of the Effective Time to occur by the Outside Date;

(b) if any Order having the effect set forth in Section 7.1(b) shall be in effect and shall have become final and nonappealable, except that the right to terminate this Agreement under this Section 8.2(b) shall not be available to any party to this Agreement whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the proximate cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Order; or

(c) if the Company Stockholder Approval shall not have been obtained upon a vote taken at the Company Meeting or any adjournment or postponement thereof at which a vote on the adoption of this Agreement is taken.

8.3 Termination by Parent. This Agreement may be terminated and the Merger Transactions abandoned by Parent:

(a) if the Company breaches any of its representations or warranties, or fails to perform any of its covenants or agreements contained in this Agreement, and which breach or failure (i) would give rise to the failure of a condition set forth in Sections 7.2(a), 7.2(b) or 7.2(c) and (ii) by its nature cannot be cured or has not been cured by the Company by the earlier of (A) the Outside Date and (B) the date that is twenty (20) calendar days after the Company’s receipt of written notice of such breach from Parent, but only so long as neither Parent nor Merger Sub are then in material breach of their respective representations or warranties or materially failing to perform their respective covenants or agreements contained in this Agreement in a manner that would allow the Company to terminate this Agreement under Section 8.4(b);

(b) if (i) the Company Board or a committee thereof, shall have effected an Adverse Recommendation Change or (ii) the Company shall have materially breached any of its obligations under Section 5.12(g), Section 6.2 or Section 6.3, provided, that a breach of Section 6.2 by any employee of the Company (other than any director or officer of the Company) or by any other Representative of the Company shall not be deemed a breach for purposes of this clause

(ii) unless the Company has breached its obligations to cause, or to use reasonable best efforts to cause, as applicable, such employee or such Representative to promptly cease any actions that constitute a failure to comply with the terms of Section 6.2 after any director or officer of the Company becoming aware of such actions;

(c) if the Company (i) exceeds by 15% or greater of the aggregate spending set forth in any Biweekly Budget delivered to Parent in accordance with Section 5.2(c) (the “Budget Deficit”), and the Company has not demonstrated (x) additional revenue or funding from a source other than sources of cash set forth in such Biweekly Budget or (y) reduction in the expected expenditure set forth in the Biweekly Budget for the following bi-weekly period, in either case, in the aggregate, in the amount of the Budget Deficit in the following bi-weekly period, or (ii) fails to use commercially reasonable efforts to timely deliver any Biweekly Budget or Monthly Budget; or

(d) in the event of a Burdensome Event.

8.4 Termination by the Company. This Agreement may be terminated and the Merger Transactions abandoned by the Company:

(a) at any time before the receipt of the Company Stockholder Approval, in order to enter into an Acquisition Agreement in respect of a Superior Proposal pursuant to and in accordance with Section 5.12(f), so long as (i) substantially concurrently with such termination the Company pays the Termination Fee and Termination Expenses (as defined below) under Section 8.6(b)(i), (ii) substantially concurrently or immediately following such termination, the Company enters into a definitive Acquisition Agreement in respect of such Superior Proposal, and (iii) the Company has complied with its covenants and obligations under Section 5.12(f) and Article VI; or

(b) if Parent or Merger Sub breaches any of their respective representations or warranties, or fails to perform any of their respective covenants or agreements contained in this Agreement, and which breach or failure (i) would, individually or when aggregated with any such other breaches of failures, result in a Parent Material Adverse Effect and (ii) by its nature cannot be cured or has not been cured by Parent or Merger Sub, as applicable, by the earlier of (A) the Outside Date and (B) the date that is twenty (20) calendar days after Parent’s receipt of written notice of such breach from the Company, but only so long as the Company is not then in material breach of its representations or warranties or materially failing to perform its covenants or agreements contained in this Agreement in a manner that would allow Parent to terminate this Agreement under Section 8.3(b).

8.5 Effect of Termination. In the event of termination of this Agreement as provided in this Article VIII, notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall immediately become void and of no effect, without any Liability or obligation on the part of Parent, Merger Sub, the Company or their respective directors, officers and Affiliates, except that:

(a) the Confidentiality Agreement, Section 5.3(d), Section 5.8, Section 5.9, this Section 8.5, Section 8.6 and Article VIII shall survive the termination hereof; and

(b) no such termination shall relieve any party from any Liability resulting from a Willful and Material Breach of this Agreement or for fraud.

8.6 Fees Following Termination.

(a) Except as set forth in this Section 8.6, all Expenses incurred in connection with this Agreement and the Merger Transactions shall be paid in accordance with the provisions of Section 5.8.

(b) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to (i) the Termination Fee, plus (ii) all reasonable out-of-pocket and documented Expenses incurred by Parent, Merger Sub, and their respective Affiliates and Representatives in connection with this Agreement and the Merger Transactions, up to $1,000,000 in the aggregate (the “Termination Expenses”):

(i) if this Agreement is terminated by the Company pursuant to Section 8.4(a), in which case payment shall be made concurrently with (and as a condition to) such termination;

(ii) if this Agreement is terminated by Parent pursuant to (A) Section 8.3(b), or (B) Section 8.2(a) or Section 8.2(c), in either case, at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.3(b), in which case payment shall be made within two (2) Business Days following such termination; or

(iii) if (A) following the date of this Agreement and prior to the time of termination of this Agreement, a bona fide Takeover Proposal shall have been publicly disclosed (whether by the Company or a third party), or otherwise made known to the Company Board or Company’s management and, in each case, such Takeover Proposal shall not have been withdrawn at least four (4) Business Days prior to the date of the Company Meeting, (B) thereafter this Agreement is terminated by (x) either party pursuant to Section 8.2(c), (y) either party pursuant to Section 8.2(a), provided, that at such time Parent has complied with its obligations under this Agreement such that Parent would not be prohibited from terminating this Agreement pursuant to Section 8.2(a) or (z) Parent pursuant to Section 8.3(a), and (C) within twelve (12) months following the date of such termination the Company enters into a definitive Contract with respect to a Takeover Proposal (which Takeover Proposal is later consummated) or any Takeover Proposal is consummated, in each case whether or not involving the same Takeover Proposal or the Person making the Takeover Proposal referred to in clause (A), in which case payment shall be made within two (2) Business Days following the consummation of any such Takeover Proposal. For purposes of the foregoing clauses (A) and (C) only, references in the definition of the term “Takeover Proposal” to the figure of “20%” shall be deemed to be replaced by “50%.”

(c) For purposes of this Agreement, the “Termination Fee” means $350,000.

(d) The Company acknowledges that the fees and other provisions of this Section 8.6 are an integral part of the Merger Transactions and that without these agreements, Parent would not enter into this Agreement. Each party further acknowledges that the Termination Fee and Termination Expenses are not penalty, but represent liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Termination Fee and Termination Expenses are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger Transactions. Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.6, and, in order to obtain the payment, Parent or Merger Sub commences a Legal Proceeding which results in a judgment against the Company for the payment set forth in this Section 8.6, the Company shall pay, as applicable, Parent’s or Merger Sub’s out-of-pocket costs and expenses (including reasonable attorneys’ fees and disbursements) in connection with such Legal Proceeding, in addition to any other amounts due pursuant to this Section 8.6, together with interest on each such amount at the prime rate as published in The Wall Street Journal in effect on the date each such payment was required to be made through the date each such payment was actually received.

(e) For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee or Termination Expenses on more than one occasion. In the event that Parent shall become entitled to payment of the Termination Fee or Termination Expenses the receipt of the Termination Fee or Termination Expenses, respectively, shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof) and the Merger (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates for damages or any equitable relief arising out of or in connection with this Agreement, any of the Merger Transactions or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.6(e) shall limit the rights of Parent or Merger Sub under Section 9.16 or in the case of fraud or Willful and Material Breach.

Article IX

MISCELLANEOUS

9.1 Certain Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means, an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and representatives) that receive material non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that, in each case, the confidentiality and use provisions contained therein are no less favorable, and the other provisions contained therein are no less favorable in the aggregate, to the Company than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Takeover Proposal). An “Acceptable Confidentiality Agreement” shall not include any provision (i) granting any exclusive right to negotiate with such counterparty, (ii) prohibiting the Company from satisfying its obligations hereunder or (iii) requiring the Company or its Subsidiaries to pay or reimburse the counterparty’s fees, costs or expenses.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery laws, rules, and regulations (including the U.K. Bribery Act 2010 or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Division” means the Antitrust Division of the U.S. Department of Justice.

“Applicable Date” means January 13, 2022.

“BCA” means the Business Combination Agreement, dated as of July 19, 2021, by and among Gelesis, Inc., Capstar Special Purpose Acquisition Corp. and CPSR Gelesis Merger Sub, Inc. (as amended, restated, supplemented or otherwise modified).

“Business Data” means all data collected, generated or received in connection with the services rendered by the Company and its Subsidiaries and the marketing, delivery or use of any product, including any de-identified data, confidential data, tracking data and all credentials collected, held or otherwise managed by or on behalf of the Company and its Subsidiaries.

“Business Day” means any day other than Saturday, Sunday or a day on which the SEC or commercial banks in New York, New York, Boston, Massachusetts or London, United Kingdom are authorized or required by Law to close.

“Change of Control Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount payable to any Person as a result of or in connection with this Agreement or the transactions contemplated hereby or any other Change of Control Transaction (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events) or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any related party transaction pursuant to Section 3.21 during beginning on the date of the Company’s latest balance sheet and ending on the Closing Date.

“Change of Control Transaction” means any transaction or series of related transactions (a) under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) another Person or any of its Affiliates or (ii) all or a material portion of assets, businesses or equity securities of another Person, including by way of an equity or similar investment in such Person, (b) that results, directly or indirectly, in the stockholders of a Person as of immediately prior to such transaction holding, in the aggregate, less than fifty percent (50%) of the voting shares of such Person (or any successor or parent company of such Person) immediately after the consummation thereof (in the case of each of clause (a) and (b), whether by merger, consolidation, tender offer, recapitalization, purchase or issuance of equity securities, tender offer or otherwise).

“CMS Warrant Agreement” means, that certain Warrant to Purchase Common Stock, dated as of August 4, 2022, by and between the Company and CMS Bridging DMCC, an affiliate of CMS Medical Venture Investment (HK) Limited.

“CMS Warrants” means, a warrant exercisable for 400,000 shares of Company Common Stock issued pursuant to the CMS Warrant Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Equity Awards” means each outstanding award granted under the Company Stock Plans and each other outstanding Company Options and Company RSU Awards.

“Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by, or otherwise in-licensed to, the Company or any of its Subsidiaries.

“Company IT Systems” means any computer hardware, computer systems, workstations, servers, networks, platforms, peripherals, data communication lines, circuits, hubs, software databases, internet websites and other information technology equipment and related systems and services (including so-called SaaS/PaaS/IaaS services), that are owned, leased, licensed, controlled or otherwise used by the Company or its Subsidiaries.

“Company Material Adverse Effect” means, with respect to the Company, any Effect that, individually or in the aggregate with all other Effects, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that in no event shall any Effect to the extent arising out of or resulting from any of the following (alone or in combination) be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement; (ii) any change in interest rates or economic, political, credit, business or financial market conditions generally; (iii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions, epidemics, pandemics (including COVID-19, any COVID-19 Measures, and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any Person in response to COVID-19), quarantines, plagues, other outbreaks of illness or public health events or other natural or man-made disasters or acts of God in the United States or any other country or region in the world, or any escalation of the foregoing; (iv) geopolitical conditions, acts of hostilities, war, sabotage, cyberterrorism, terrorism or military actions (including any outbreak, escalation or general worsening of any such acts of hostilities, war, sabotage, cyberterrorism, terrorism or military actions) in the United States or any other country or region in the world, including the current conflict between the Russian Federation and Ukraine or any change, escalation or worsening thereof; (v) any failure, in and of itself, by the Company to meet, or change to, any published or internal prospective estimates, projections, expectations, budgets, guidance, milestones, predictions or forecasts of revenue, earnings, cash burn rate, cash flow, cash position or any financial or performance measures or operating statistics (whether made by the Company or any third parties) (provided that this clause (v) shall not prevent a determination that any Effects not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet such prospective estimates, projections, predictions or forecasts has resulted, individually or in the aggregate with all other Effects not otherwise excluded from this definition of Company Material Adverse Effect, in a Company Material Adverse Effect); (vi) any events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, services, supplies, materials or other goods purchased from third-party suppliers); (vii) the negotiation, execution, announcement or performance of this Agreement or the pendency or consummation of the Merger Transactions, or the identity of Parent or any of its Affiliates as the acquiror of the Company (or any facts and circumstances concerning Parent or any of its Affiliates), including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (vii) shall be disregarded for purposes of the representation and warranty set forth in Section 3.3 and the condition to Closing with respect thereto); (viii) any changes in the Company’s stock price or trading volume; (ix) (A) any action taken at the written direction or request by Parent or Merger Sub or to which Parent has consented in writing or (B) any action taken in compliance with the express terms of, or that is required by, this Agreement (provided that this clause (ix) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery or compliance with the terms of this Agreement), or (x) the availability or cost of equity, debt or other financing to Parent, Merger Sub or the Surviving Company; provided, further, that any Effect referred to in clauses (i), (ii), (iii), (iv) or (vi) above may be taken into account in determining if a Company Material Adverse Effect has occurred or would reasonably be expected to occur if it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which the Company and its Subsidiaries, taken as a whole, operate.

“Company Offerings” means any and all products, services or offerings designed, developed (including those being designed or in development as of the date hereof), manufactured, sold, offered for sale, licensed, distributed, marketed, promoted, provided or otherwise made available by the Company or any of its Subsidiaries to third parties, including to the extent integrated into Company products, services or offerings, any component, sensor, system, device, hardware, hosted platform, hosted Software or application, hosted service, cloud-based application or service, any application programming interface, Software development kit, dashboard, interface, environment or any service that operates through a network of computer servers (and further including all web, mobile, and tablet versions thereof and all platforms and other Software used for any of the foregoing).

“Company Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) of the Company and its Subsidiaries as in effect on the date of this Agreement.

“Company Preferred Stock” means shares of undesignated preferred stock of the Company, par value $0.0001 per share.

“Company RSU” means each restricted stock unit to acquire share of Company Common Stock.

“Company SEC Reports” means any report, schedule, form, statement or other document (including exhibits) filed with or furnished to, or required to be filed with or furnished to, the SEC.

“Company Service Provider” means any current or former employee, director, manager, officer, individual advisor, individual consultant, individual independent contractor, or other individual service provider of the Company or any of its Subsidiaries.

“Company Source Code” means, collectively, any Source Code and any database specifications or designs, build scripts, test scripts, documentation, instructions or algorithms contained in or relating to any Software included in the Company Intellectual Property.

“Company Stock Plans” means the Company’s 2021 Stock Option and Incentive Plan, 2016 Stock Option and Grant Plan and 2006 Stock Incentive Plan.

“Company Warrants” means, collectively, the Public Warrants, Private Placement Warrants, One S.r.l. Warrants, CMS Warrants, Legacy Warrants, PureTech Warrant No.1, and PureTech Warrant No.2.

“Company Warrant Shares” means the shares of Company Common Stock issued in connection with the deemed exercise of the Legacy Warrants.

“Company 401(k) Plan” means a defined contribution plan that is sponsored by the Company that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

“Contingent Worker” means any independent contractor, consultant, contractor, subcontractor, temporary employee, leased employee or other agent used by the Company and classified by the Company as other than an employee, or compensated other than through wages paid by the Company through the Company’s payroll function.

“Contract” means any written or oral contract, agreement, indenture, note, debenture, bond, guarantee, loan or credit agreement, or any other contract for money borrowed, instrument, lease, commitment, mortgage, deed of trust, license or other arrangement, understanding or obligation, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Copyleft Terms” means use, incorporation, modification, linking, embedding, calling, hosting and/or distribution of any Open Source Materials in a manner that, pursuant to the applicable Open Source License, requires that Software incorporated into, derived from, linked to, embedded used or distributed with such Open Source Materials (a) be made available or distributed in a form other than binary (e.g., Source Code form), (b) be licensed for the purpose of preparing derivative works, (c) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products, services or offerings or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law), (d) be redistributable or otherwise made available at no license fee or other charge, or (e) require the granting of a license with respect to patents or any other Intellectual Property rights. Open Source Licenses that incorporate Copyleft Terms include the GNU General Public License, the GNU Lesser General Public License, the GNU Affero General Public License, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“COVID-19” means the coronavirus (COVID-19) pandemic, including any evolutions or mutations of the coronavirus (COVID-19) disease, and any related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, directive, protocols or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as may be amended, and the Families First Coronavirus Response Act, as may be amended.

“Customs & Trade Laws” means all applicable export, import, customs and trade, and anti-boycott Laws, regulations or programs administered, enacted or enforced by any Governmental Authority, including but not limited to (a) the Laws, regulations, and programs administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. International Trade Commission, the U.S. Department of Commerce, and the U.S. Department of State; (b) the U.S. Tariff Act of 1930, as amended; (c) the U.S. Export Control Reform Act of 2018 and the Export Administration Regulations, including related restrictions with regard to persons or entities on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List; (d) the U.S. Arms Export Control Act, as amended, and the International Traffic in Arms Regulations, including related restrictions with regard to persons or entities on the U.S. Department of State’s Debarred List; (e) the U.S. Foreign Trade Regulations; (f) the anti-boycott laws and regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury; and (g) all other applicable Laws, regulations, or programs of other countries relating to the same subject matter as the United States Laws described above, except to the extent inconsistent with U.S. law.

“Earn Out Shares” shall mean shares of restricted Company Common Stock issued pursuant to the BCA and subject to all of the terms and conditions of the BCA in respect of the “Earn Out Shares.”

“Effect” means any event, change, effect, occurrence or development.

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection of the environment or natural resources.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer with the Company or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Excluded Party” means any Person or group of Persons (i) from whom the Company receives a bona fide written Takeover Proposal after the date of this Agreement and prior to the No-Shop Period Start Date and (ii) whose Takeover Proposal the Company Board determines in good faith prior to the start of the No-Shop Period Start Date, after consultation with its outside financial advisor and legal counsel, constitutes a Superior Proposal or a Takeover Proposal that would reasonably be expected to lead to a Superior Proposal; provided, however, that a Person or group of Persons shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) upon the earliest to occur of the following: (x) such Takeover Proposal made by such Person or group of Persons prior to the No-Shop Period Start Date expires or is withdrawn, or (y) a determination of the Company Board, after consultation with its outside financial advisor and legal counsel, that such Takeover Proposal made by such Person or group of Person no longer is or would reasonably be expected to lead to a Superior Proposal.

“FDA” means the United States Food and Drug Administration.

“Gelesis Warrant” means, prior to the Effective Time, the Public Warrants and the Private Placement Warrants each exercisable for one (1) share of Company Common Stock and, after the Effective Time, a warrant exercisable for the Merger Consideration.

“Gelesis Warrant Agreement” means that certain Warrant Agreement, dated July 1, 2020, by and among Capstar Special Purpose Acquisition Corp., a Delaware corporation, Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as warrant agent.

“Governmental Authority” means (i) any national, federal, state, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (ii) any self-regulatory organization, including the NYSE or Nasdaq, as applicable, or (iii) any political subdivision of any of the foregoing.

“Government Official” means (i) any full- or part-time officer or employee of any Governmental Authority, whether elected or appointed, (ii) any person acting in an official capacity or exercising a public function for or on behalf of any Governmental Authority or (iii) any political parties, political party officials, or candidates for political office.

“Hazardous Material” means any (a) petroleum or any fraction or product thereof, (b) asbestos or asbestos-containing material, (c) polychlorinated biphenyl, (d) per- and polyfluoroalkyl substances and (e) other substance, material or waste, in each case, which is regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“Health Care Laws” means all Laws related to the manufacturing, development, testing, labeling, marketing, packaging, holding, import, export, advertising, sales or distribution of medical device products, kickbacks, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, or licensure, including, without limitation (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), (ii) all Laws related to health care related fraud and abuse, the Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Eliminating Kickbacks in Recovery Act of 2018 (18 U.S.C. § 220), the civil False Claims Act (31 U.S.C. §§ 3729-3733), the exclusion law (42 U.S.C. § 1320a-7), the civil monetary penalties law (42 U.S.C. § 1320 a-7a), the criminal False Claims Law, 42 U.S.C. § 1320a-7b(a), the health care fraud criminal provisions under HIPAA and all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286, 287, 1035, 1347 and 1349, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the Medicare statute (Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll), the Medicaid statute (Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-5), any other Law that relates to or governs a government health care program, the regulations promulgated pursuant to such Laws, and all other similar local, state, federal, national, supranational and foreign Laws.

“Intellectual Property” means all intellectual property and industrial property rights and proprietary rights in confidential information of every kind and description throughout the world, including U.S. and foreign (a) patents, patent applications, (including utility models, design patents, certificates of invention and applications for certificates of invention and priority rights), invention disclosures, and all related provisional applications, international (PCT) applications, continuations, continuations-in-part, divisionals, reissues, revisions, renewals re-examinations, substitutions, and extensions thereof, (b) rights with respect to trademarks, logos, service marks, trade dress, trade names, designs, slogans, internet domain names, uniform resource locators, and other similar designations of source or origin, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing and registrations and applications for registration of any of the foregoing, (c) copyrights in both published and unpublished works, including all rights in copyrightable subject matter (including copyrights in software), (d) rights in software and other computer programs (whether in source code, object code or other form), algorithms, models, databases, compilations and data, technology supporting the foregoing, and all other documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”), (e) trade secret rights and rights with respect to all other confidential or proprietary information, ideas, know-how, proprietary processes, formulae, models, and methodologies (collectively, “Trade Secrets”), (f) social media addresses and accounts and usernames, account names, identifiers and Internet domain names, (g) rights in and to all applications and registrations, and any renewals, extensions and reversions, for the foregoing, (h) causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing infringement, misuse, or misappropriation, and (i) rights equivalent or similar to any of the foregoing.

“Intervening Event” means any material event, fact, circumstance, development or occurrence that (i) was not known, or reasonably foreseeable, by the Company Board as of the date hereof (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement), and (ii) does not relate to (t) the public announcement of this Agreement, (u) the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof, (v) any change in the price or trading volume of the Company Common Stock or any other securities of the Company, any change in credit rating of the Company or the fact that the Company meets or exceeds (or does not meet or exceed) internal or published budgets, projections, forecasts or predictions of financial performance for any period (except that the underlying causes of such changes may constitute or be taken into account in determining whether there has been an Intervening Event to the extent not otherwise excluded hereunder), (w) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices) or in any industry or industries in which the Company or its Subsidiaries operate, (x) changes in GAAP, other applicable accounting rules or applicable Law (or the interpretation thereof), (y) any changes relating to Parent or its affiliates, or (z) the timing of any licenses, authorizations, permits, consents or approvals required pursuant to this Agreement to be obtained prior to the Effective Time in connection with the Merger Transactions or the pendency of the Merger Transactions.

“IRS” means the Internal Revenue Service of the United States.

“Knowledge” whether or not capitalized, means (i) when used with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals listed on Schedule 9.1 of the Company Disclosure Schedule, and (ii) when used with respect to Parent, the actual knowledge, after reasonable inquiry, of the individuals listed on Schedule 9.1 of the Parent Disclosure Schedule.

“Labor Agreement” means any collective bargaining (or similar) agreement, arrangement or Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union, labor organization, works council or other employee representative body, on the other hand.

“Law” means any law, common law, statute, ordinance, code, regulation, rule, directive, notice requirement, court decision, writ, injunction, award, judgment, decree, resolution, edict, treaty, binding agreement or other requirement of any Governmental Authority, and any Orders.

“Legacy Warrant Agreement” means that certain Gelesis, Inc. Preferred Stock Purchase Agreement pursuant to which the Legacy Warrants were issued.

“Legacy Warrants” means that certain warrants to purchase Company Common Stock with an exercise price of $0.02 issued pursuant to the Legacy Warrant Agreement and that certain Series A-4 Stock and LLC Common Share Purchase Agreement, dated as of August 16, 2013, by and among Gelesis, Inc. and the parties thereto, as amended, restated, supplemented or otherwise modified.

“Legal Proceeding” means any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative, judicial or appellate proceeding), inquiry, hearing, audit, mediation, subpoena, complaint, grievance, demand, examination or investigation, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any court, arbitrator, mediator, other Governmental Authority or any other Person.

“Liability” means, with respect to any Person, any debt, loss, damage, liability or obligation (of any kind, character or description, whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, vested or unvested, executory or due or to become due, and whether in contract, tort, strict liability or otherwise), including all costs and expenses relating thereto.

“Lien” means any lien, pledge, mortgage, deed of trust, preemptive right, security interest, equitable interest, claim, lease, license, charge, condition, option, pledge, hypothecation, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any stockholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

“One S.r.l. Warrant Agreement” means, that certain Amended and Restated Warrant to Purchase Common Stock of Gelesis Holdings, Inc. by and between the Company and holder thereof.

“One S.r.l. Warrants” means, prior to the Effective Time, warrants exercisable for certain shares of Company Common Stock issued pursuant to the One S.r.l. Rollover Warrant Agreement, and after the Effective Time, warrants exercisable for the Merger Consideration in respect of such shares of Company Common Stock.

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License.

“Open Source Software” means any software (in source or object code form) that is subject to a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including but not limited to any code or library licensed under the GNU Affero General Public License, GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement).

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or other similar requirement or agreement enacted, adopted, promulgated or applied by any Governmental Authority.

“Ordinary Course of Business” means the ordinary and usual course of operations of the business of the Company or Parent, as applicable, consistent with past practice through the date hereof.

“Owned Real Property” means all real property owned in fee simple by the Company or its Subsidiary.

“Parent 401(k) Plan” means a defined contribution plan that is sponsored by Parent or one of its Affiliates that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

“Parent Material Adverse Effect” means, with respect to Parent, any Effect that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, is or would reasonably be expected to prevent or materially adversely affect the ability of Parent or Merger Sub to consummate the Merger on or prior to the Outside Date.

“Permits” means all licenses, permits, concessions, franchises, approvals, clearances, registrations, certificates, declarations of conformity, rights, qualifications, privileges, exemptions, authorizations, easements, variances, permissions, consents or orders of, or filings with, or notifications to or lodged with, any Governmental Authority or any other Person, together with all applications therefor and all renewals, extensions, or modifications thereof and additions thereto.

“Permitted Lien” means (a) mechanic’s, materialmen’s and similar Liens arising in the Ordinary Course of Business with respect to any amounts (i) not yet due and payable or which are being contested in good faith through appropriate proceedings and (ii) for which adequate accruals or reserves have been established in accordance with GAAP, (b) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (c) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially impair the value or materially interfere with the present use of the Company Property, (d) with respect to any Company Property (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (ii) any Lien permitted under a Real Property Lease, and (iii) any Liens encumbering the underlying fee title of the real property of which the Company Property is a part, (e) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, in the aggregate, materially interfere with the current use of, or materially impair the value of the Company Property, (f) non-exclusive licenses of Intellectual Property entered into in the Ordinary Course of Business, (g) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (h) other Liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and in connection with workers’ compensation, unemployment insurance or other types of social security, (i) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, (j) any Liens that secure the indebtedness pursuant to the Notes and (k) restrictions on transfer under applicable securities Laws.

“Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

“Personal Information” means information regarding an identified or identifiable individual or device that is subject to Privacy and Cybersecurity Requirements applicable to the Company and its Subsidiaries, including “personal information,” “personal data” or the equivalent as defined under the Privacy and Cybersecurity Requirements.

“Privacy Policies” means all published, posted, and/or internal policies relating to Company’s and its Subsidiaries’ Processing of Personal Information.

“Private Placement Warrants” has the meaning assigned to such term in the Gelesis Warrant Agreement.

“Process” or “Processing” means any operation performed on data, including collection, creation, receipt, access, use, handling, compilation, analysis, monitoring, maintenance, storage, transmission, transfer (including cross-border transfer), protection, disclosure, destruction, or disposal.

“Public Warrants” has the meaning assigned to such term in the Gelesis Warrant Agreement.

“PureTech Warrant Agreement” means, that certain Note and Warrant Purchase Agreement, dated as of February 21, 2023, by and between the Company, Gelesis, Inc., Gelesis 2012, Inc., Gelesis, LLC, and PureTech Health LLC (“PureTech”), as amended by that certain Amendment No.1 to Warrant to Purchase Common Stock, dated as of February 21, 2023, by and between the Company and PureTech.

“PureTech Warrant No.1” means, a warrant exercisable for 23,688,047 shares of Company Common Stock issued pursuant to that certain Warrant to Purchase Common Stock of Gelesis Holdings, Inc., dated as of February 21, 2023, by and between the Company and PureTech, and the PureTech Warrant Agreement.

“PureTech Warrant No.2” means, a warrant exercisable for 192,307,692 shares of Company Common Stock, issued pursuant to that certain Warrant to Purchase Common Stock of Gelesis Holdings, Inc., dated as of May 1, 2023, by and between the Company and PureTech, and the PureTech Warrant Agreement.

“PureTech Warrant No.3” means, a warrant exercisable for 43,133,803 shares of Company Common Stock, issued pursuant to that certain Warrant to Purchase Common Stock of Gelesis Holdings, Inc., dated as of May 26, 2023, by and between the Company and PureTech, and the PureTech Warrant Agreement.

“PureTech Warrants” means, collectively, PureTech Warrant No.1, PureTech Warrant No.2 and PureTech Warrant No.3.

“Related Party Contract” means any Contract in which an Insider or any member of an Insider’s immediate family is, directly or indirectly, interested in with the Company or any of its Subsidiaries, other than Contracts that relate to any such Person’s ownership of capital stock of the Company or such Person’s employment or consulting arrangements with the Company or any of its Subsidiaries.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person and its Subsidiaries.

“Rights” or “rights” means any rights, title, interest or benefit of whatever kind or nature.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide restrictions under Sanctions Laws (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means (a) any Person identified in any Sanctions Laws-related list of sanctioned Persons maintained by (i) the United States (including the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State), (ii) the United Kingdom, (iii) the United Nations Security Council, (iv) the European Union or any European Union member state, or (v) any jurisdiction in which the Company or any of its Subsidiaries conduct business, (b) any Person located, organized or resident in, or a Governmental Authority or government instrumentality of, any Sanctioned Country, (c) the Government of Venezuela, and (d) any Person directly or indirectly owned 50% or more by one or more Persons described in clause (a) through (c).

“Sanctions Laws” means all applicable trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (a) the United States (including the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State), (b) the United Kingdom, (c) the United Nations Security Council, (d) the European Union or any European Union member state or (e) or any jurisdiction in which the Company or any of its Subsidiaries conduct business.

“SEC” means the United States Securities and Exchange Commission, together with its staff.

“Source Code” means computer Software and code, in form other than object code or machine readable form, including related programmer comments and annotations, and procedural and object-oriented code, which may be printed out or displayed in human readable form.

“Special Committee Financial Advisor” means Lincoln International LLC.

“Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the equity interests, capital stock, voting stock or other equity or voting interests of such other Person.

“Superior Proposal” means any bona fide written Takeover Proposal that was not solicited and did not otherwise result from a violation of Section 6.2 that the Company Board has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel) (i) to be more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Merger Transactions, including any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination in accordance with Section 5.12(f), and (ii) is reasonably likely to be consummated in accordance with its terms on a timely basis, in each case, taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of this Agreement; however for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

“Takeover Proposal” means any offer, proposal or indication of interest relating to or concerning (i) a spin-off, share exchange (including a split-off) or business combination involving 20% or more of the capital stock of the Company or any of its Subsidiaries or consolidated assets of the Company and its Subsidiaries, taken as a whole, (ii) a sale, lease, license, exchange, mortgage, transfer or other disposition of assets representing 20% or more of the consolidated assets, revenues or gross profits of the Company and its Subsidiaries, taken as a whole, (iii) a purchase or other acquisition or sale of, or other transaction with respect to, shares of capital stock or other securities (including options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in which any Person or “group” (as such term is defined under the Exchange Act) would acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the voting power of the capital stock of the Company or any of its Subsidiaries, including by way of a tender offer or exchange offer, (iv) a merger, reorganization, recapitalization, consolidation, business combination, liquidation, dissolution or similar transaction involving the Company or any Subsidiary of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (v) any combination of the foregoing.

“Tax” or “Taxes” means (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies, duties or other assessments in the nature of a tax, including net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, escheat, unclaimed property, employment, social security, unemployment, excise, severance, stamp, occupation, real property, personal property, estimated or other taxes and (b) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (a).

“Tax Return” means any return, report, form, schedule, declaration, claim for refund, statement or other document (including any related or supporting schedule, statement or information and including any amendment thereof) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Third Party Service Provider” means any third party that the Company or its Subsidiaries engages to Process Personal Information or Business Data on behalf of the Company or its Subsidiaries or to provide outsourcing, hosting, or other data or information technology-related services for the Company and its Subsidiaries.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Unaffiliated Voting Shares” means those shares of Company Common Stock not owned, directly or indirectly, by Parent or any of its Subsidiaries (including Merger Sub) or its Affiliates.

“Willful and Material Breach” means a material breach, or a material failure to perform, in each case that is the consequence of an act or omission by a party with the actual or constructive knowledge by the breaching party that the taking of such act or failure to take such act would, or would reasonably be expected to, result in, constitute or cause a breach of this Agreement.

9.2 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean U.S. dollars;

(d) references herein (whether capitalized or not) to a specific section, subsection, recital, schedule, exhibit or annex shall refer, respectively, to sections, subsections, recitals, schedules, exhibits of annexes of this Agreement unless the context otherwise requires;

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns, except that nothing contained in this Section 9.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j) the word “or” shall be disjunctive but not exclusive;

(k) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l) references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(m) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(n) with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(o) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action, unless otherwise required by Law, shall be extended to the next succeeding Business Day;

(p) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement”;

(q) references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires;

(r) the word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word of phrase shall not merely mean “if”; and

(s) “made available” to Parent refers to information posted by the Company in the virtual data room for “Gelesis Holdings, Inc.” hosted by Donnelley Financial Solutions and the virtual data room hosted by Special Committee Financial Advisor, each as accessible to Parent through the date that is two (2) Business Days prior to the date hereof.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time.

9.4 Governing Law. This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or relating hereto, shall be deemed to be made in and governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof.

9.5 Submission to Jurisdiction. Each party to this Agreement (a) irrevocably and unconditionally submits to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware), and any appellate court therefrom (the “Chosen Courts”), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion, objection or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the Merger Transactions shall be brought, heard and determined only in the Chosen Courts, (d) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the Merger Transactions in any court other than the Chosen Courts. The parties hereto hereby consent to and grant any such Chosen Court jurisdiction over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.7 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

9.6 WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER DOCUMENTS AND AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL PROCEEDING, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7 Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub, to:

PureTech Health LLC

6 Tide Street, Suite 400

Boston, MA 02210

Attention: Bharatt Chowrira

Email:

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

200 Clarendon Street

Boston, MA 02116

Attention: Peter N. Handrinos
Joshua M. Dubofsky
Ian Nussbaum

Email:

If to the Company, to:

Gelesis Holdings, Inc.

501 Boylston Street, Suite 6102

Boston, MA 02116

Attention: Elliot Maltz

Email:

with a copy (w3..comhich shall not constitute notice) to each of:

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210

Attention: James T. Barrett
Jean A. Lee
Jeffrey A. Letalien

Email:

All notices, deliveries and other communications pursuant to this Agreement must be in writing and will be deemed given if sent via email or delivered by globally recognized express delivery service (with a required e-mail copy, receipt of which need not be acknowledged) to the parties at the addresses set forth above or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice, delivery or communication will be deemed to have been delivered and received (a) in the case of e-mail, on the date sent (if no automated notice of delivery failure is received by the sender) if sent prior to 8:00 p.m. Eastern Time on a Business Day, and on the next Business Day if sent after 8:00 p.m. Eastern Time on a Business Day or a day other than a Business Day, and (b) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed pursuant to the service’s systems.

9.8 Amendment. Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may only be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that, after receipt of the Company Stockholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company Stockholders without such approval.

9.9 Extension; Waiver. At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance by the other party with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

9.10 Entire Agreement. This Agreement (including the Company Disclosure Schedule, the Voting and Support Agreements and other exhibits and annexes hereto) and the Confidentiality Agreement constitute the entire agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

9.11 No Third-Party Beneficiaries. Except (a) as provided in Section 5.4, and (b) if the Effective Time occurs, for the rights of the holders of Company Common Stock (other than holders of Dissenting Shares) to receive the Merger Consideration and for the rights of the holders of Company Equity Awards to receive such amounts as provided for in Section 2.3, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

9.12 Obligations of Merger Sub. Parent has the authority to and shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger and the other transactions and agreements contemplated by this Agreement, as applicable thereto. Parent acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Merger Sub shall also be deemed to be a breach or default of Parent. As applicable, references in this Section 9.12 to “Merger Sub” shall also include the Surviving Company following the Effective Time.

9.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is determined by a court of competent jurisdiction to be invalid or unenforceable, then (a) the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

9.14 Rules of Construction. The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.15 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of Law or otherwise, all or any portion of its rights or obligations under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion; except that Parent and Merger Sub may assign any or all of their respective rights and obligations under this Agreement, without the prior written consent of the Company, to any of Parent’s Affiliates, except that no such assignment shall relieve Parent of its obligations hereunder. Any purported assignment not permitted hereby shall be null and void.

9.16 Specific Performance. The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies (including those as set forth in Section 8.6) would not be an adequate remedy for any such non-performance or breach. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that or otherwise assert that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

9.17 Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement may be made by electronic or digital delivery such as in Adobe Portable Document Format or using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign). This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

PURETECH HEALTH LLC

By: /s/Bharatt Chowrira

Name: Bharatt Chowrira
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

CAVIAR MERGER SUB LLC

By: /s/Chief Executive Officer

Name: Charles Sherwood
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

GELESIS HOLDINGS, INC.

By: /s/Elliot Maltz

Name: Elliot Maltz
Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]